FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For the month of November, 2011
Commission File Number: 001-09531
Telefónica, S.A.
(Translation of registrant’s name into English)
Distrito C, Ronda de la Comunicación s/n,
28050 Madrid, Spain
3491-482 85 48
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F ☑                      Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes ☐                      No ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes ☐                      No ☑
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:
Yes ☐                      No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Telefónica, S.A.
TABLE OF CONTENTS

		Sequential
		Page
Item		Number

1.	Telefónica – 2011 Third quarter financial results	1

INTERIM MANAGEMENT STATEMENT
JANUARY — SEPTEMBER 2011

TABLE OF CONTENTS

TELEFÓNICA

Accesses	5
Consolidated Results	6
Financial Data	12

RESULTS BY REGIONAL BUSINESS UNITS

Telefónica Latinoamérica	19
• Brazil	21
• Argentina	23
• Chile	24
• Peru	25
• Colombia	27
• Mexico	28
• Venezuela	29
• Central America	30
• Ecuador	30

Telefónica España	41
• Wireline Business	42
• Wireless Business	43

Telefónica Europe	49
• Telefónica UK	50
• Telefónica Germany	51
• Telefónica Czech Republic	52
• Telefónica Ireland	54

Other Companies	60
• Atento	61

ADDENDA	62
Key Holdings of Telefónica and its Subsidiaries	62
Significant Events	63
Changes to the Perimeter	64
The financial information contained in this document has been prepared under International Financial Reporting Standards (IFRS). This financial information is unaudited.
The English language translation of the consolidated financial statements originally issued in Spanish has been prepared solely for the convenience of English speaking readers. Despite all the efforts devoted to this translation, certain omissions or approximations may subsist. Telefónica, its representatives and employees decline all responsibility in this regard. In the event of a discrepancy, the Spanish-language version prevails.
January — September 2011 Results — TELEFÓNICA

7

TELEFÓNICA
TELEFÓNICA
ACCESSES
Unaudited figures (thousands)

	September
	2011	2010	% Chg
Final Clients Accesses	294,536.6	277,414.0	6.2
Fixed telephony accesses (1)	40,447.6	41,475.0	(2.5)
Internet and data accesses	19,005.6	18,361.6	3.5
Narrowband	1,031.3	1,491.7	(30.9)
Broadband (2)	17,817.3	16,707.9	6.6
Other (3)	157.0	161.9	(3.0)
Mobile accesses	231,874.9	214,852.2	7.9
Prepay	157,072.3	148,077.7	6.1
Contract	74,802.6	66,774.5	12.0
Pay TV (4)	3,208.5	2,725.3	17.7

Wholesale Accesses	5,180.0	4,404.8	17.6
Unbundled loops	2,799.1	2,422.7	15.5
Shared ULL	215.0	296.7	(27.5)
Full ULL	2,584.1	2,126.0	21.5
Wholesale ADSL (5)	793.7	621.4	27.7
Other (6)	1,587.1	1,360.7	16.6

Total Accesses	299,716.6	281,818.8	6.4

Notes:

-	Year-on year changes are affected by the inclusion of the customers of HanseNet since March 2010 and the exclusion of the customers of Manx since July 1st, 2010.

(1)
PSTN (including Public Use Telephony) x1; ISDN Basic access x1; ISDN Primary access; 2/6 Access x30. Company’s accesses for internal use and total fixed wireless included. Includes VoIP and Naked ADSL.

(2)	ADSL, satellite, optical fibre, cable modem and broadband circuits.

(3)	Retail circuits other than broadband.

(4)	Includes 151 thousand clients of TVA from June 2011.

(5)	Includes ULL rented by T. Germany.

(6)	Circuits for other operators. Includes Wholesale Line Rental (WLR) in Spain.
January — September 2011 Results — TELEFÓNICA

TELEFÓNICA
Consolidated Results
Despite Telefónica’s new organisational structure approved in September 2011, the Company will continue reporting its third and fourth quarter results of 2011 in the previous organization structure as this was the base to settle the Company’s commitments for 2011 and also the structure employed to report first half of 2011 results.
The restructuring of Telefónica by business unit, Telefónica España, Telefónica Latinoamérica and Telefónica Europe, in line with the current integrated, regional management model, means that the legal structure of the companies is not relevant for the presentation of Group financial information.
Therefore, the operating results of each of these business units are presented independently, regardless of their legal structure. For the purpose of presenting information on a regional basis, revenue and expenses arising from invoicing among companies within the Telefónica consolidation scope for the use of the brand and management contracts have been excluded from the operating results for each Group region, while centrally-managed projects are included at the regional level. This form of presentation does not affect the consolidated results of Telefónica.
In line with this organisation, Telefónica has included in the Telefónica España, Telefónica Latinoamérica and Telefónica Europe regional businesses units all information pertaining to wireline, wireless, cable, internet and Television businesses, in accordance with each location. The “Other companies” heading includes the Atento business and other holding companies and eliminations in the consolidation process.
As of 1 January 2011, and in accordance with the new organisation approved by the Company in September 2010, Telefónica Europe, on top of the businesses in the UK, Germany, Ireland, the Czech Republic and Slovakia, also includes in its consolidation perimeter Telefónica International Wholesale Services (TIWS) and Telefónica North America (TNA), whose activities are primarily focused on the provision of services to multinationals as well as the provision of global wholesale telecommunications services to international fixed and wireless voice operators, ISPs and content providers. In the fiscal year 2010 both companies were part of the consolidation perimeter of Telefónica Latinoamérica. Therefore, the results of Telefónica Europe and Telefónica Latinoamérica have been restated for the fiscal year 2010 to reflect the new organisational structure as of 1 January 2010. As this is an intragroup change, Telefónica results are unaffected.
Also, in the context of the organisation and integrated management of the fixed and wireless businesses in Latin America, and with the objective of facilitating understanding and monitoring of the financial performance of the Company’s operations in this region and avoiding distortions which, without affecting the consolidated results of Telefónica España, may result in an erroneous interpretation of the individual performance of each of the businesses — especially at the level of operating expenses and investment -, from the first quarter of 2011 the Company has decided to publish the selected consolidated financial data corresponding to Telefónica Latinoamérica, providing breakdown by business only at a revenue level. The Company has continued to report all the operating metrics previously reported.
In the first nine months of the year the Company has focused its commercial strategy on fostering the penetration of broadband services, both wireless and wireline, as well as the use of services beyond connectivity as the key levers for future revenue growth.
In this regard, the Company is increasing its efforts to massively expand “smartphones” and other mobile broadband devices, leveraging the increasing availability of a handset portfolio with more competitive prices and tiered pricing adapted to customer needs in accordance with its usage profile.
This strategy led to a significant increase in the commercial activity in the third quarter of the year, especially in Latin America, which posted record net adds (4.9 million new accesses in the third quarter, 1.6 times higher than in the third quarter of 2010), with strong momentum in mobile contract and mobile broadband accesses.
January — September 2011 Results — TELEFÓNICA

Total accesses managed by Telefónica increased by 6% in reported terms to 299.7 million at the end of September 2011, setting the basis for the Company’s future revenue growth. By region, Telefónica Latinoamérica and Telefónica Europe, with year-on-year growth of 9% and 5% respectively, were the major contributors to Telefónica’s customer base growth.
•
Telefónica’s mobile accesses reached 231.9 million by the end of September 2011, up 8% year-on-year in reported terms, underpinned by the sustained increase in the contract segment (+12% year-on-year), which now accounts for 32% of the total mobile access base (+1.2 percentage points year-on-year).

The Company’s focus on capturing high-value customers was reflected in the contract segment contribution to total net adds, which accounted for close to 50% in the first nine months of 2011, and rose above 100% for Telefónica España, and stood at 95% for Telefónica Europe.

Mobile broadband accesses -accesses with a data rate attached and therefore active users of the service- exceeded 34 million at the end of September 2011 (+76% year-on-year). This figure represents a penetration rate of 15% of Telefónica’s total mobile access base (+4 percentage points versus December 2010). Telefónica Europe reached a penetration rate of 29%, followed by Telefónica España (27%). Meanwhile, there is huge scope for increasing penetration at Telefónica Latinoamérica (9% at the end of September 2011).

Growth in mobile broadband accesses was reflected in mobile data revenues, growing at 19.6% in organic terms and accelerating with respect to previous quarters to account for 30% of Telefónica’s mobile service revenues. Noteworthy was the strong increase in non-P2P SMS data revenues (+38.8% year-on-year in organic terms), which represent more than 50% of total data revenues.

•
Retail fixed broadband accesses reached a total of 17.8 million (+7% year-on-year). The Company continues to push its bundling strategy for voice, broadband and television services, which has proved to be a key driver to churn control. Hence, both in Spain and Latin America almost 90% of retail fixed broadband accesses are bundled as part of either a dual or triple service package.

•
The number of pay TV accesses stood at 3.2 million at the end of September 2011 (+18% year-on-year), with a pick-up in the growth rate thanks to the success of commercial repositioning of the service in Latin America and in Spain and the incorporation of TVA’s customers in Brazil since June.

•	Fixed telephony accesses totalled 40.4 million, down 3% year-on-year. This decline remained stable in recent quarters.
It is important to bear in mind that Vivo has been fully consolidated since October 2010 (prior to that date, the results of Vivo were proportionately consolidated). Consequently, this has an impact on the year-on-year comparisons of Telefónica’s financial results in reported terms.
In January-September 2011 revenues totalled 46,672 million euros, a year-on-year increase of 5.4%, driven by higher revenues from Telefónica Latinoamérica (+18.1% year-on-year). Changes in the consolidation perimeter contributed with 5.6 percentage points to this growth, while foreign exchange rates dragged 0.5 percentage points to revenue growth.
In organic terms, revenues rose 0.3% in the first nine months of 2011, negatively impacted by mobile termination rate cuts across all regions, which dragged 632 million euros to consolidated revenues. Excluding this impact, organic revenue growth would have reached 1.6% (+6.8% in reported terms).
By services, the contribution of services with the highest growth potential continues to increase (fixed/mobile broadband, services beyond connectivity) to exceed 26% of consolidated revenues by the end of September (+3 percentage points with respect to January-September 2010). This contribution virtually offsets the lower contribution by traditional access and voice revenues.
By regions, revenues from Telefónica Latinoamérica already account for 46% of total consolidated revenues (+5 percentage points with respect to September 2010) and remain the Company’s main growth engine and the largest contributor to consolidated revenues in organic terms (+2.2 percentage points), thereby offsetting the lower contribution by Telefónica España (-2.1 percentage points) and Telefónica Europe (-0.2 percentage points). Revenues from Telefónica Europe represent 25% of the consolidated revenues, while Telefónica España contributes with some 28%.
January — September 2011 Results — TELEFÓNICA

Consolidated operating expenses stood at 33,475 million euros (+16.9% year-on-year in reported terms), negatively affected by the accounting of a non cash-impact provision for restructuring expenses (2,671 million euros consolidated) associated to the workforce restructuring plan recently approved by the Company (2,591 million euros at Telefónica España and 80 million euros at other Group companies). In addition, the strong commercial activity registered in the third quarter of the year also led to a year-on-year increase in commercial expenses. In organic terms, the year-on-year increase in operating expenses stood at 2.9%, explained by:
•
Supply costs amounted to 13,397 million euros, a 1.8% increase in organic terms versus January-September 2010 (+5.5% in reported terms), as a result of increased handset costs in the three regions associated with growing smartphone adoption. Nevertheless, this effect is partially offset by lower mobile termination rates in the three regions.

•
Subcontract expenses totalled 9,584 million euros, up 3.5% year-on-year in organic terms (+13.3% in reported terms), mainly coming from Telefónica Latinoamérica, reflecting higher investment in customer care, increased commercial expenses linked to higher commercial activity, as well as higher systems management expenses associated to the deployment of the 3G network.

•
Personnel expenses amounted to 8,916 million euros, rising 5.4% in organic terms, mainly due to higher personnel expenses in Spain after wage adjustments linked to 2010 CPI, and also in Latin America due to in-sourcing processes developed in Brazil in 2010 and higher inflation in certain markets within the region. In reported terms, personnel expenses increased year-on-year by 49.5% as a result of the provision for the workforce restructuring plan in Spain mentioned above.

The average number of employees at the end of September 2011 was 285,063 (20,395 more than at the end of September 2010), mainly due to the larger workforce at Atento. Excluding Atento, Telefónica’s consolidated average workforce was 133,841 employees (126,591 at the end of September 2010).

Additionally, Telefónica’s efficiency global projects continued to make a positive contribution to consolidated results in the first nine months of 2011 (441 million euros in terms of revenue and 368 million euros in OIBDA).
In this regard, and reflecting the benefits of our scale, it is worth to highlight the incorporation of Sunrise to Telefónica’s “Partners Programme” in September 2011, adding to Bouygues and Etisalat, which joined the programme in previous quarters. The “Partners Programme” is an initiative which makes available to selected operators and under commercial terms a host of services that allows partners to leverage on Telefónica’s scale and to cooperate on key business topics (roaming, services to multinationals, procurement, devices, etc.).
Gains on sales of fixed assets totalled 293 million euros in the first nine months of the year, mainly due to the positive impact of the partial reduction of our economic exposure to Portugal Telecom (183 million euros). It is worth to remind that in the third quarter of 2010 this item included the positive impact of a revaluation of the previously-held stake in Vivo at its fair value at the date of acquisition of the 50% in Brasilcel owned by Portugal Telecom (3,797 million euros) as well as the capital gain from the disposal of Manx Telecom at the end of June (61 million euros). Moreover, linked with a number of initiatives developed by the business units to optimise the use of capital, this item also includes the impact of sales of non-strategic towers for 82 million euros in January-September 2011 (74 million euros in the same period in 2010).
Thus operating income before depreciation and amortization (OIBDA) in the first nine months of the year stood at 14,251 million euros. In underlying terms, OIBDA remained stable (+0.1%), despite an increase in commercial activity and the negative impact of interconnection (149 million euros to the end of September).
In organic terms, OIBDA fell by 4.6% year-on-year (-30.0% in reported terms), mainly due to the lower contribution by Telefónica España (-4.3 percentage points), not being offset by the higher contribution from Telefónica Europe (+0.2 percentage points). Telefónica Latinoamérica dragged 0.4 percentage points from consolidated OIBDA organic growth, reflecting the negative impact of the Mexican business, lower revenues from regional initiatives with respect to 2010 and strong commercial activity.
Despite intense commercial activity and the negative impact from regulation, the organic OIBDA margin in the first nine months of the year stood at 35.8%, posting a limited erosion of 1.8 percentage points year-on-year, in line with the Company’s expectations.
By region, Telefónica Latinoamérica accounted for 46% of underlying OIBDA (+4 percentage points year-on-year), rising to 65% including also the contribution by Telefónica Europe.
January — September 2011 Results — TELEFÓNICA

8

Depreciation and amortization in the first nine months of the year (7,554 million euros) posted a year-on-year increase of 12.0% in reported terms, reflecting full consolidation of Vivo and the amortization of Vivo’s purchase price allocation (255 million euros for the period). Total depreciation and amortization charges derived from purchase price allocation processes amounted to 844 million euros in the first nine months of the year (+6.6% year-on-year). In organic terms, depreciation and amortization rose by 0.9% with respect to January-September 2010.
As a result, operating income (OI) from January to September 2011 amounted to 6,696 million euros, with a 6.8% year-on-year decline in underlying terms. In organic terms, operating income in the first nine months of the year was 8.6% down year-on-year (-50.8% in reported terms).
Profit from associates stood at -506 million euros for January-September 2011 versus +68 million euros at the end of September 2010. The year-on-year change was mainly the result of the non-cash impact of Telco SpA’s revision of its value of its investment recorded in the second quarter of 2011 amounting to 505 million euros (353 million euros after the related tax effect at Telefónica S.A.). This item was also affected by Portugal Telecom’s deconsolidation as of the second half of 2010 (the company contributed 43 million euros in the first six months of 2010).
Total financial expenses up to September 2011 were 2,045 million euros, which yield an effective cost of 4.85% on a total average debt of 56,327 million euros during the first nine months of the year. In comparison with the same period last year, financial expenses decrease by 69 basis points since financial results, excluding foreign exchange results, have only increased 21 million euros, even though the average debt of the Group increased by 8,718 million euros (+18% year-on-year). The cost of debt (excluding foreign exchange results) has been reduced by 24 basis points (excluding for comparison purposes last year’s transfer of the difference in market value in our stake in BBVA, from equity to financial results, which increased financial costs by 191 million euros), not applicable this year. The cost of debt reduction is mainly explained by the fact that 87% of the new debt is denominated in euros, with a much lower yield curve than Latam currencies.
Telefónica’s Free Cash Flow up to September 2011 amounted to 5,701 million euros, an increase of 591 million euros (+11.6%) year-on-year. Free Cash flow per share reached 1.26 euros. It is worth to mention that this amount includes 0.11 euros per share related to spectrum acquisition.
Net Financial Debt has been reduced by 163 million euros with respect to December 2010 (55,593 million euros), reaching 55,430 million euros as of the end of September 2011. It is worth highlighting that net financial debt has been reduced by around 1,000 million euros during the last quarter. Free Cash Flow after shareholder remuneration and financial investments and divestments reduced debt by 225 million euros during the period. On the other side, accrued interests higher than payments, the increase in the present value of obligations due to derivative transactions, and other effects (net of savings due to currency depreciation), have increased net financial debt by 61 million euros.
The leverage ratio, net debt over last twelve months’ OIBDA (excluding results on the sale of fixed assets and adjusted by firm commitments relating to the Fundación Telefónica’s social welfare activities and by workforce restructuring plan in Spain), stood at 2.49 times at September 2011, and at 2.55 including commitments.
During the first nine months of 2011, Telefónica’s financing activity, excluding short term Commercial Paper Programmes activity and including the extension on the Vivo syndicated facility, rose to above 9,900 million equivalent euros, with the main objective of refinancing in advance 2011 maturities and smoothing our debt maturity profile for 2013 at the holding level. It is worth highlighting the financing activity of the Company during the first nine months of 2011, both, in the bank and bond markets:
•	A 6 year bond issue in the euro market, for an amount of 1,200 million raised in February, increased by another 100 million euros through a private placement in March.

•
In the US, Telefonica has issued an American dollar denominated bond for an amount of 2,750 million US dollars raised in February, distributed in two tranches: 5 year 1,250 million US dollars, and a 10 year tranche of 1,500 million US dollars.

•
In the month of May, it was signed a 4,000 million euros extension on the three year tranche Vivo syndicated facility, whereby out of the 5,000 million euros initially maturing in July 2013, 2,000 million euros have been extended by one year, to July 2014, and another 2,000 million euros by three years, to July 2016.

•	In May, it was also signed a loan facility for telecom equipment purchases for an amount of 376 million dollars with the guaranty of the Finnish Export Credit Agency (Finnvera).
January — September 2011 Results — TELEFÓNICA

It is worth highlighting the financing activity during the month of October in the bond market:
•	A 4 year and 3 month issuance in the euro market for an amount of 1,000 million euros.

•	A 5 year JPY denominated bond for an amount of JPY 7,000 million, maturing in 2016 through a private placement.
Telefónica S.A. and its holding companies have remained active during the first nine months of 2011 under its various Commercial Paper Programmes (Domestic and European), for an outstanding balance of 1,636 million euros at the end of September.
Regarding Latin America, Telefónica’s subsidiaries have tapped the capital markets up to September for an amount of nearly 2,100 million equivalent euros. It is to note the 3,000 million Brazilian reais loan granted to Vivo S.A to be used for investments in expansion and improvement of the current network, implementation of the infrastructure necessary for new technologies, from 2011 to 2013, in addition to research and development. At September 30th 2011, none of this loan had been drawn down.
Telefónica maintains total undrawn committed credit lines for an amount above 9,100 million euros, with 6,400 million maturing long term. This amount excludes the 2,000 million euros undrawn of the Vivo syndicated facility signed in July 28, 2010. It is to highlight that on October 31st 2011 Telefónica, S.A. drew down 2,000 million euros under its 8,000 million euros of aforementioned syndicated facility to make the last payment to Portugal Telecom for Brasilcel acquisition.
At the end of September 2011, bonds and debentures represented 63%, on the consolidated financial debt breakdown, while debt with financial institutions reached a 37% weight.
Corporate income tax in the first nine months of the year totalled 1,082 million euros which, over income before tax of 4,145 million euros, results in an accrued rate of 26.1%. Both the profit before taxes and the income tax have been affected in the third quarter by the accounting of the provision related to the workforce restructuring plan in Spain.
Profit attributable to minority interests dragged net income by 330 million euros in the first nine months of the year, mainly due to minority interests in net income by Telefónica Brazil and Telefónica Czech Republic, which have more than offset the minority interests in Telefónica Telecom losses.
As a result of the above items, consolidated net income for the first nine months of 2011 was 2,733 million euros which, a year-on-year decrease of 10.6% in underlying terms, with the basic earnings per share, also in underlying terms, standing at 1.20 euros (-10.4% year-on-year). In reported terms, net income fell by 69.1% year-on-year, mainly impacted in the third quarter of the year by the accounting of the provision related to the workforce restructuring plan in Spain, above mentioned. Basic earnings per share stood at 0.60 euros (-69.0% year-on-year).
CapEx in the first nine months of the year stood at 6,625 million euros (-8.5% year-on-year) and includes the cost of the spectrum in Spain, Brazil and Costa Rica, whereas total investment at September 2010 mainly included spectrum investment in Germany and Mexico during the second and third quarters of 2010, respectively. In organic terms, CapEx rose by 5.0% with respect to January-September 2010.
The Company continues to focus its investments on growth and transformation projects, fostering the development of fixed and mobile broadband services.
Consequently, operating cash flow (OIBDA-CapEx) totalled 7,626 million euros at the end of September (-8.6% in organic terms). In underlying terms, operating cash flow stood at 11,209 million euros (-5.6% versus January-September 2010).
Definitions
Organic growth: In financial terms, it assumes constant average exchange rates as of January-September 2010, and excludes changes in the perimeter of consolidation and hyperinflation accounting in Venezuela. Therefore, in January-September 2010 the consolidation of Vivo, HanseNet, Tuenti and Acens are included whereas the revaluation of our pre-existing stake in VIVO accounted for in Q3 10, the results of Manx Telecom and restructuring costs in Germany are excluded. In OIBDA terms, in January-September 2011 the positive impact from the partial reduction of our economic exposure to Portugal Telecom is excluded, as well as workforce provision related to the workforce restructuring plan approved in Spain and the impact of the capital gain from the sale of Manx Telecom booked in Q2 10. Results from the Costa Rica operation are excluded from the organic growth calculation. Telefónica’s Capex excludes the Real Estate Efficiency Programme at T. España, the real estate commitments associated with Telefónica’s new headquarters in Barcelona and investments in spectrum. Net additions exclude accesses disconnections made in the second quarter of 2010 and in the third quarter of 2011.
2011 Financial results and accesses include from the second quarter of the year and retroactively from January 1st, 2011, the full consolidation of TVA, company that was already part of Telefónica’s perimeter since the fourth quarter of 2007.
January — September 2011 Results — TELEFÓNICA

Underlying growth: Reported figures, excluding exceptional impacts and spectrum acquisition. In 2011 the following items were excluded: provision for workforce restructuring plan in Spain (2,671 million euros; 1,870 million euros net of taxes), the positive impact from the partial reduction of our economic exposure to Portugal Telecom (183 million euros), Telco, S.p.A.’s writedown of its stake in Telecom Italia (505 million euros; 353 million euros net of taxes) and PPAs (844 million euros; 664 million euros net of taxes). In 2010 the following items were excluded: the positive impact from the revaluation of the previously-held stake in Vivo at its fair value at the date of acquisition of the 50% in Brasilcel owned by Portugal Telecom (3,797 million euros; 3,476 million euros net of tax), restructuring costs in Germany (202 million euros; 141 million euros net of tax), capital gains on the sale of Manx Telecom (61 million euros), write-down of T. Capital (6 million euros) and PPAs (792 million euros; 633 million euros net of taxes).
Average total debt: Average balance at September 2011 of the items shown in the “Net financial debt and commitments” table.
January — September 2011 Results — TELEFÓNICA

TELEFÓNICA
Financial Data
TELEFÓNICA
CONSOLIDATED INCOME STATEMENT
Unaudited figures (Euros in millions)

	January - September				July - September
	2011	2010	% Chg		2011	2010	% Chg
Revenues	46,672	44,280	5.4		15,786	15,227	3.7
Internal exp capitalized in fixed assets	531	519	2.3		179	185	(3.4)
Operating expenses	(33,475)	(28,635)	16.9		(13,169)	(9,872)	33.4
Supplies	(13,397)	(12,696)	5.5		(4,504)	(4,363)	3.2
Personnel expenses	(8,916)	(5,965)	49.5		(4,777)	(2,172)	119.9
Subcontracts	(9,584)	(8,457)	13.3		(3,273)	(2,846)	15.0
Bad Debt Provisions	(595)	(604)	(1.4)		(244)	(170)	43.5
Taxes	(983)	(913)	7.7		(371)	(321)	15.7
Other net operating income (expense)	234	218	7.0		105	73	42.9
Gain (loss) on sale of fixed assets	293	3,944	(92.6)		48	3,844	(98.7)
Impairment of goodwill and other assets	(5)	42	c.s.		(3)	5	c.s.
Operating income before D&A (OIBDA)	14,251	20,368	(30.0)		2,946	9,463	(68.9)
OIBDA margin	30.5%	46.0%	(15.5	p.p.)	18.7%	62.1%	(43.5	p.p.)
Depreciation and amortization	(7,554)	(6,744)	12.0		(2,598)	(2,295)	13.2
Operating income (OI)	6,696	13,624	(50.8)		348	7,167	(95.1)
Profit from associated companies	(506)	68	c.s.		29	(5)	c.s.
Net financial income (expense)	(2,045)	(1,974)	3.6		(880)	(719)	22.4
Income before taxes	4,145	11,718	(64.6)		(503)	6,443	(107.8)
Income taxes	(1,082)	(2,730)	(60.4)		189	(1,301)	(114.5)
Income from continuing operations	3,063	8,988	(65.9)		(315)	5,142	(106.1)
Income (Loss) from discontinued ops.	—	—	—		—	—	—
Non-controlling interests	(330)	(153)	115.4		(114)	(83)	38.2
Net income	2,733	8,835	(69.1)		(429)	5,059	(108.5)
Weighted average number of ordinary shares	4,519	4,526	(0.2)		4,508	4,514	(0.1)
outstanding during the period (millions) Basic earnings per share (euros)	0.60	1.95	(69.0)		(0.10)	1.12	c.s.
Notes:

-
HanseNet and Jajah have been included in T. Europe’s consolidation perimeter since mid February 2010 and January 2010, respectively. The perimeter of consolidation of T. España includes Tuenti since August of 2010 and Acens Technologies since August 2011. The perimeter of consolidation of T. Latinoamérica includes 100% of Vivo since October 2010.

-
2011 T. Latinoamérica results include from the second quarter of the year and retroactively from January 1st, 2011, the full consolidation of TVA, company that was already part of Telefónica’s perimeter since the fourth quarter of 2007.

-
Telefónica International Wholesale Services (TIWS) and Telefónica North America (TNA) have been included in the consolidation perimeter of Telefónica Europe since 1st January 2011 (previously in the consolidation perimeter of Telefónica Latam). As a result, the results of Telefónica Europe and Telefónica Latinoamérica have been restated for the fiscal year 2010, to reflect the above mentioned new organization. Telefónica consolidated results for 2010 are not affected.

-
OIBDA, OIBDA margin and OI of T. España include in the third quarter of 2011 the impact of 33 million euros from the sale of non-strategic assets and a workforce provision related to the Redundancy Program approved in Spain (2,591 million euros; 2,671 million euros at Group level). Additionally, in the third quarter of 2010 T.España results in reported terms were affected by the following: booking of the Universal Service in 2009 (56 million euros in revenues and 18 million euros in OIBDA), sale of application rights (52 million euros in revenues and also in OIBDA) and bad debts recovery (20 million euros in OIBDA). In T. Latinoamérica OIBDA, OIBDA margin and OI are affected by the positive impact from the revaluation of the previously-held stake in Vivo at its fair value at the date of the acquisition of the 50% in Brasilcel owned by Portugal Telecom (3,797 million euros in the third quarter of 2010), and in T. Europe include a capital gain of 61 million euros from the sale of Manx Telecom in the second quarter of 2010 and is affected by 202 million euros of restructuring costs in T. Germany in the third quarter of 2010.

-
For the basic earnings per share calculation purposes, the weighted average number of ordinary shares outstanding during the period have been obtained applying IAS rule 33 “Earnings per share”. Thereby, there are not been taken into account as outstanding shares the weighted average number of shares held as treasury stock during the period.

-	2010 and 2011 reported figures include the hyperinflationary adjustments in Venezuela in both years.
January — September 2011 Results — TELEFÓNICA

TELEFÓNICA
RESULTS BY REGIONAL BUSINESS UNITS
Unaudited figures (Euros in millions)

	REVENUES			OIBDA			OIBDA MARGIN
	January - September			January - September			January - September
	2011	2010	% Chg	2011	2010	% Chg	2011	2010	Chg
Telefónica España (1)(2)	13,058	14,042	(7.0)	3,316	6,670	(50.3)	25.4%	47.5%	(22.1	p.p.)
Telefónica Latinoamérica (1)(2)(3)(4)	21,529	18,236	18.1	7,767	10,771	(27.9)	36.1%	59.1%	(23.0	p.p.)
Telefónica Europe (1)(2)(4)	11,529	11,571	(0.4)	3,166	2,982	6.2	27.5%	25.8%	1.7	p.p.
Other companies and eliminations	557	431	29.0	2	(55)	c.s.	n.m.	n.m.	n.m.
Telefónica (1)(2)(3)	46,672	44,280	5.4	14,251	20,368	(30.0)	30.5%	46.0%	(15.5	p.p.)

	OPERATING INCOME			CAPEX			OpCF (OIBDA-CAPEX)
	January - September			January - September			January - September
	2011	2010	% Chg	2011	2010	% Chg	2011	2010	% Chg
Telefónica España (1)(2)(5)	1,741	5,192	(66.5)	2,090	1,293	61.7	1,226	5,377	(77.2)
Telefónica Latinoamérica (1)(2)(3)(4)(5)	4,202	7,970	(47.3)	3,214	3,239	(0.8)	4,553	7,532	(39.6)
Telefónica Europe (1)(2)(4)(5)	867	624	38.9	1,119	2,572	(56.5)	2,047	410	n.m.
Other companies and eliminations	(114)	(162)	c.s.	202	137	46.9	(200)	(193)	3.8
Telefónica (1)(2)(3)(5)	6,696	13,624	(50.8)	6,625	7,241	(8.5)	7,626	13,127	(41.9)

(1)
HanseNet and Jajah have been included in T. Europe’s consolidation perimeter since mid February 2010 and January 2010, respectively. The perimeter of consolidation of T. España includes Tuenti since August of 2010 and the perimeter of consolidation of T. Latinoamérica includes 100% of Vivo since October 2010.

(2)
OIBDA, OIBDA margin, OI and OpCF of T. España include in the third quarter of 2011 the impact of 33 million euros from the sale of non-strategic assets and a workforce provision related to the Redundancy Program approved in Spain (2,591 million euros; 2,671 million euros at Group level). Additionaly, in the third quarter of 2010 T.España results in reported terms were affected by the following: booking of the Universal Service in 2009 (56 million euros in revenues and 18 million euros in OIBDA), sale of application rights (52 million euros in revenues and also in OIBDA) and bad debts recovery (20 million euros in OIBDA). In T. Latinoamérica OIBDA, OIBDA margin, OI and OpCF are affected by the positive impact of remeasuring the pre-existing stake in Vivo at the fair value at the date of the acquisition of the 50% in Brasilcel owned by Portugal Telecom (3,797 million euros of OIBDA in the third quarter of 2010), and in T. Europe include a capital gain of 61 million euros from the sale of Manx Telecom in the second quarter of 2010 and is affected by 202 million euros of restructuring costs in T. Germany in the third quarter of 2010.

(3)
2011 T. Latinoamérica results include from the second quarter of the year and retroactively from January 1st, 2011, the full consolidation of TVA, company that was already part of Telefónica’s perimeter since the fourth quarter of 2007.

(4)
Telefónica International Wholesale Services (TIWS) and Telefónica North America (TNA) have been included in the consolidation perimeter of Telefónica Europe since 1st January 2011 (previously in the consolidation perimeter of Telefónica Latam). As a result, the results of Telefónica Europe and Telefónica Latinoamérica have been restated for the fiscal year 2010, to reflect the above mentioned new organization. Telefónica consolidated results for 2010 are not affected.

(5)
CapEx includes 423 million euros from the the spectrum acquired in Brasil (354) and Costa Rica (69)in the second quarter of 2011, and 669 million euros from the acquisition of spectrum in Spain in the third quarter of 2011. 2010 CapEx includes 1,379 million euros from the acquisition of spectrum in Germany in the second quarter of 2010 and 1,010 million euros from the acquisition of spectrum in Mexico in the third quarter of 2010.

Notes:

-	OIBDA and OI are presented bebore brand fees and management fees.

-	OIBDA margin calculated as OIBDA over revenues.

-	2010 and 2011 reported figures include the hyperinflationary adjustments in Venezuela in both years.
January — September 2011 Results — TELEFÓNICA

TELEFÓNICA
CONSOLIDATED STATEMENT OF FINANCIAL POSITION
Unaudited figures (Euros in millions)

	September 2011	December 2010	% Chg
Non-current assets	104,867	108,721	(3.5)
Intangible assets	23,471	25,026	(6.2)
Goodwill	28,450	29,582	(3.8)
Property, plant and equipment and Investment properties	34,019	35,802	(5.0)
Non-current financial assets and investments in associates	12,585	12,618	(0.3)
Deferred tax assets	6,342	5,693	11.4
Current assets	20,423	21,054	(3.0)
Inventories	1,082	1,028	5.2
Trade and other receivables	11,728	12,426	(5.6)
Current tax receivable	1,740	1,331	30.7
Current financial assets	2,255	1,574	43.3
Cash and cash equivalents	3,354	4,220	(20.5)
Non-current assets classified as held for sale	265	475	(44.3)

Total Assets = Total Equity and Liabilities	125,290	129,775	(3.5)

Equity	23,166	31,684	(26.9)
Equity attributable to equity holders of the parent	17,939	24,452	(26.6)
Non-controlling interests	5,227	7,232	(27.7)
Non-current liabilities	69,344	64,599	7.3
Non-current financial debt	53,888	51,356	4.9
Deferred tax liabilities	6,136	6,074	1.0
Non-current provisions	7,204	4,865	48.1
Other non-current liabilities	2,116	2,304	(8.2)
Current liabilities	32,780	33,492	(2.1)
Current financial debt	7,289	9,744	(25.2)
Trade and other payables	8,532	9,314	(8.4)
Current tax payables	2,646	2,822	(6.2)
Current provisions and other liabilities	14,313	11,612	23.3

Financial Data

Net financial Debt (1)	55,430	55,593	(0.3)

(1)
Figures in million euros. Includes: Long term financial debt + other long term liabilities (1,620) + Short term financial debt + short-term provisions and other liabilities (1,998) + trade and other payables (56) - non-current financial assets and investments in associates (3,755) - trade and other receivables (56) - temporary financial investment included in current financial assets - cash and cash equivalents.

Note:	2010 and 2011 reported figures include the hyperinflationary adjustments in Venezuela in both years.
January — September 2011 Results — TELEFÓNICA

TELEFÓNICA
FREE CASH FLOW AND CHANGE IN DEBT
Unaudited figures (Euros in millions)

		January - September
		2011	2010	% Chg
I	Cash flow from operations	15,028	14,978	0.3
II	Net interest payment (1)	(1,546)	(1,680)
III	Payment for income tax	(1,457)	(1,660)
A=I+II+III	Net cash provided by operating activities	12,025	11,638	3.3
B	Payment for investment in fixed and intangible assets (2)	(6,701)	(7,073)
C=A+B	Net free cash flow after CapEx	5,324	4,565	16.6
D	Net Cash received from sale of Real Estate	19	27
E	Net payment for financial investment	(1,368)	(5,197)
F	Net payment for operations with minority shareholders and treasury stock (3)	(3,750)	(3,808)
G=C+D+E+F	Free cash flow after dividends	225	(4,413)	c.s.
H	Effects of exchange rate changes on net financial debt	(529)	2,411
I	Effects on net financial debt of changes in consolid. and others	590	4,129
J	Net financial debt at beginning of period	55,593	43,551
K=J-G+H+I	Net financial debt at end of period	55,430	54,504	1.7

(1)	Including cash received from dividends paid by subsidiaries that are not fully consolidated.

(2)	Includes 490 million euros from the spectrum payments in Spain (356 million euros) and Latam (134 million euros).

(3)	Dividends paid by Telefónica S.A., operations with treasury stock and operations with minority shareholders from subsidiaries that are fully consolidated.

-Note:	2010 and 2011 reported figures include the hyperinflationary adjustments in Venezuela in both years.
January — September 2011 Results — TELEFÓNICA

RECONCILIATIONS OF CASH FLOW AND OIBDA MINUS CAPEX
Unaudited figures (Euros in millions)

	January - September
	2011	2010	% Chg
OIBDA	14,251	20,368	(30.0)
- CapEx accrued during the period	(6,625)	(7,241)
- Payments related to cancellation of commitments	(609)	(612)
- Net interest payment	(1,546)	(1,680)
- Payment for tax	(1,457)	(1,660)
- Results from the sale of fixed assets (1)	2,378	(3,944)
- Investment In working capital and other deferred income and expenses	(1,068)	(666)
= Net Free Cash Flow after CapEx	5,324	4,565	16.6
+ Net Cash received from sale of Real Estate	19	27
- Net payment for financial investment	(1,368)	(5,197)
- Net payment for operations with minority shareholders and treasury stock	(3,750)	(3,808)
= Free Cash Flow after dividends	225	(4,413)	c.s.
Unaudited figures (Euros in millions)

	January - September
	2011	2010	% Chg
Net Free Cash Flow after CapEx	5,324	4,565	16.6
+ Payments related to cancellation of commitments	609	612
- Operations with minority shareholders	(232)	(68)
= Free Cash Flow	5,701	5,110	11.6
Weighted average number of ordinary shares outstanding during the period (millions)	4,519	4,526
= Free Cash Flow per share (euros)	1.26	1.13	11.7

(1)	Includes in 2011, 2,671 million euros from the workforce provision related to the Redundancy Program approved in Spain.

Notes:

-
The concept “Free Cash Flow” reflects the amount of cash flow available to remunerate Telefónica S.A. Shareholders, to protect solvency levels (financial debt and commitments), and to accomodate strategic flexibility.

The differences with the caption “Net Free Cash Flow after CapEx” included in the table presented above, are related to “Free Cash Flow” being calculated before payments related to commitments (workforce reductions and guarantees) and after operations with minority shareholders, due to cash recirculation within the Group.

-	2010 and 2011 reported figures include the hyperinflationary adjustments in Venezuela in both years.
January — September 2011 Results — TELEFÓNICA

NET FINANCIAL DEBT AND COMMITMENTS
Unaudited figures (Euros in millions)

		September 2011
	Long-term debt (1)	55,508
	Short term debt including current maturities (2)	9,342
	Cash and cash equivalents	(3,354)
	Short and Long-term financial investments (3)	(6,066)
A	Net Financial Debt	55,430
	Gross commitments related to workforce reduction (4)	3,133
	Value of associated Long-term assets (5)	(864)
	Taxes receivable (6)	(902)
B	Net commitments related to workforce reduction	1,366
A + B	Total Debt + Commitments	56,796
	Net Financial Debt / OIBDA (7)	2.5x
	Total Net Debt + Commitments/ OIBDA (7)	2.6x

(1)	Includes “long-term financial debt” and 1,620 million euros of “other long-term debt”.

(2)
Includes “short-term financial debt”, 1,998 million euros of “short-term provisions and other liabilities” for the pending payment commitment with Portugal Telecom from the acquisition of Brasilcel and 56 million euros of “trade and other payables” from Rent to Rent operations of T. España.

(3)
Includes “Current financial assets”, 3,755 million euros recorded under the caption of “Non-current financial assets and investments in associates” and 56 million euros of “trade and other receivables” from Rent to Rent operations of T. España.

(4)
Mainly in Spain. This amount is detailed in the captions “Long-term provisions” and “Short-term provisions and other liabilities” of the Statement of Financial Position, and is the result of adding the following items: “Provision for Pre-retirement, Social Security Expenses and Voluntary Severance”, “Group Insurance”, “Technical Reserves”, and “Provisions for Pension Funds of Other Companies”.

(5)
Amount included in the caption “Non-current financial assets and investments in associates” of the Statement of Financial Position. Mostly related to investments in fixed income securities and long-term deposits that cover the materialization of technical reserves of the Group insurance companies.

(6)	Net present value of tax benefits arising from the future payments related to actual workforce reduction commitments.

(7)
Calculated based on the last 12 months OIBDA, excluding results on the sale of fixed assets and adjusted by the provision on the firm commitments relating to the Telefónica Foundation’s social activities and the workforce provision in Spain.

-Note:	2011 reported figures include the hyperinflationary adjustments in Venezuela.
DEBT STRUCTURE BY CURRENCY
Unaudited figures

	September 2011
	EUR	LATAM	GBP	CZK	USD
Debt structure by currency	73%	15%	6%	3%	3%
CREDIT RATINGS

	Long-Term	Short-Term	Perspective	Date of last rating change
Moody’s1	Baa1	P-2	Stable	07/29/2010
JCR[2]	A	-	Stable	12/17/2008
S&P1	BBB+	A-2	Stable	8/11/2011
Fitch/IBCA[1]	BBB+	F-2	Stable	09/27/2011

(1)	The rating is issued by a credit rating agency established in the EU and registered under Regulation (EC) 1060/2009.

(2)	The rating is issued by a third country credit rating agency that is certified in accordance with Regulation (EC) 1060/2009.
January — September 2011 Results — TELEFÓNICA

TELEFÓNICA
EXCHANGES RATES APPLIED

	P&L and CapEx (1)		Statement of Financial Position (2)
	Jan - Sept 2011	Jan - Sept 2010	September 2011	December 2010
USA (US Dollar/Euro)	1.406	1.313	1.350	1.336
United Kingdom (Sterling/Euro)	0.871	0.857	0.867	0.861
Argentina (Argentinean Peso/Euro)	5.746	5.113	5.678	5.313
Brazil (Brazilian Real/Euro)	2.294	2.336	2.504	2.226
Czech Republic (Czech Crown/Euro)	24.359	25.461	24.755	25.060
Chile (Chilean Peso/Euro)	666.769	682.515	704.533	625.356
Colombia (Colombian Peso/Euro)	2,562.545	2,500.438	2,604.743	2,557.460
Guatemala (Quetzal/Euro)	10.934	10.586	10.625	10.708
Mexico (Mexican Peso/Euro)	16.911	16.677	18.633	16.502
Nicaragua (Cordoba/Euro)	31.329	27.869	30.646	29.239
Peru (Peruvian Nuevo Sol/Euro)	3.892	3.716	3.745	3.754
Uruguay (Uruguayan Peso/Euro)	26.838	26.317	27.344	26.850
Venezuela (Bolivar Fuerte/Euro) (3)	5.806	5.869	5.806	5.746

(1)	These exchange rates are used to convert the P&L and CapEx accounts of the Group foreign subsidiaries from local currency to euros.

(2)	Exchange rates as of 30/September/11 and 31/December/10.

(3)	After considering Venezuela as an hyperinflationary country, P&L and CapEx from the operations in the country are to be accounted at the closing exchange rate Bolivar Fuerte/Euro.
January — September 2011 Results — TELEFÓNICA

RESULTS BY REGIONAL BUSINESS UNITS
Telefónica Latinoamérica1
Latin America consolidates another quarter with a positive macroeconomic scenario, healthy growth rates and economic growth outpacing Europe and the US. Private consumption and foreign investment remained solid, consolidating their role as the main growth drivers in the region.
At the end of September 2011 Telefónica managed a total of 194.9 million accesses in Latin America, with growth accelerating versus prior quarters to 9% year-on-year. This evolution reflects the strong commercial activity in the quarter, with record customer net additions for a third quarter, setting the foundations for future growth.
Highlights of key trends in the mobile business in the first nine months of 2011 include:
•	Estimated penetration in Latin America stood at 106% (+11 percentage points year-on-year).

•	Telefónica’s mobile accesses rose by 10% year-on-year to 159.8 million.

•
The Company’s focus on high-value customers and leadership in the development of mobile broadband is reflected in the sharp rise in contract accesses (+20% year-on-year), which now account for over 21% of total accesses (+2 percentage points year-on-year), and mobile broadband accesses, which stand at 13.7 million (x2 year-on-year), representing 9% of total mobile accesses (5% in December 2010).

Thus, 41% of net additions in the first nine months of 2011 were contract accesses, while mobile broadband net additions reached 6.1 million (3.0 million in the quarter), leveraging the strong growth of smartphones.

•
Net additions in the quarter rose by 59% year-on-year, excluding the disconnection of 360 thousand inactive prepay customers in Chile, to 4.6 million accesses (10.9 million in the first nine months of the year), a new record for the third quarter. Net additions recorded a significant increase of 18% quarter-on-quarter.

•	Churn stood at 2.7% in the first nine months of the year, a slight year-on-year increase largely attributable to higher disconnections of inactive or lower value customers.

•	Managed traffic climbed 13% year-on-year through September, with growth accelerating in the third quarter (+16%).

•
Data revenues remain as a key growth driver and increased by 32% year-on-year in organic terms in the first nine months of de 2011 (ramping-up to 34% in the third quarter), underpinned by the larger weight of mobile broadband customers. As a result, data revenues now account for 25% of mobile service revenues in the region, with a growing contribution from non-P2P data sales, which now represent 53% of total data revenues.

•
The positive performance of ARPU also confirms the differential focus of the Company on the quality of its customer base in the region. ARPU grew by 1.2% year-on-year in organic terms through September (+0.3% in the first half of 2011), despite the acceleration in customer growth. Outgoing ARPU organic growth was 2.4% in the nine-month period (+2.9% in the quarter).

Highlights from the fixed business include the following:
•	Telefónica managed 35.1 million fixed-line accesses in the region at the end of September 2011 (+2% year-on-year).

•
The focus on bundling and broadband is reflected in the fact that 71% of wireline accesses now have some kind of bundled services (+6 percentage points year-on-year), while 90% of broadband accesses have a 2P or 3P offer.

[1]
Organic growth: It assumes constant average exchange rates as of January-September 2010, and excludes changes in the perimeter of consolidation and hyperinflation accounting in Venezuela. In OIBDA terms, in January-September 2011 the positive impact from the partial reduction of our economic exposure to Portugal Telecom is excluded, as well as the results from the Costa Rica operation, and the revaluation of our pre-existing stake in VIVO accounted for in Q3 10 is excluded. Capex excludes investments in spectrum. 2011 Financial results and accesses include from the second quarter of the year and retroactively from January 1st, 2011, the full consolidation of TVA, company that was already part of Telefónica’s perimeter since the fourth quarter of 2007.

January — September 2011 Results — TELEFÓNICA

•
In broadband, the Company managed 8.1 million accesses (+13% year-on-year), after recording net additions of 692 thousand in the first nine months (273 thousand in the third quarter; +17% compared with the previous quarter).

•
The Pay TV customer base stood at 2.2 million, with net additions of 398 thousand accesses in the first nine months of the year (247 thousand excluding TVA), reflecting the success of the commercial repositioning undertaken. Net additions stood at 83 thousand in the third quarter, a five-fold increase compared with the same period in 2010.

•	Traditional fixed telephony accesses remained virtually unchanged year-on-year through September 2011 at 24.1 million (-1% year-on-year).
It should be noted that Telefónica Latinoamérica’s reported year-on-year financial results reflect the full consolidation of Vivo from October 2010 (previously this company’s results were proportionately consolidated). On the other hand, in the third quarter of 2010 3,797 million euros were booked arising from the positive impact of the revaluation of the previously held stake in Vivo at the date of acquisition of the 50% in Brasilcel owned by Portugal Telecom.
Also noteworthy, and negatively impacting year-on-year comparisons both in organic and reported terms, are the lower contribution from regional projects, (with a nil contribution in the first nine months of 2011 versus +153 million euros in revenues and OIBDA in the first nine months of 2010; +61 million euros in the third quarter 2010) and the impact booked in the third quarter of 2010 in Chile for the compensations received from insurance policies for the damage derived from the country’s earthquake.
Revenues for the first nine months of 2011 totalled 21,529 million euros, registering a solid year-on-year reported growth of 18.1%, 4.9% in organic terms. Excluding Mexico, affected by the sharp reduction in termination rates, Telefónica Latinoamérica’s revenue would rise by 20.7% in reported terms and by 6.1% in organic terms (similar to the growth reported in the first half of the year).
Revenue performance reflects the sustained acceleration in mobile service revenues, underpinned by the sharp rise in data revenues, and the consolidation of internet, TV and content revenues as a key growth driver at the fixed business.
Brazil consolidated its role as the region’s main market, accounting for 50% of revenues in the first nine months of the year. Similarly, Brazil is the main contributor to organic revenue growth (+2.6 percentage points). Telefónica’s next-largest markets by revenue are Argentina (11%), Chile and Venezuela (8%), and Peru (7%).
Operating expenses totalled 14,180 million euros in the first nine months of 2011, up 7.7% year-on-year in organic terms (+21.8% reported) against a backdrop of significantly higher commercial activity than in the same period a year earlier to boost future revenue growth.
•
Supply expenses increased by 4.9% year-on-year in organic terms to September to 5,524 million euros, the result of higher commercial activity and the growth of new businesses. The increased commercial activity is reflected in the rise in handset costs, with higher weigh of high end devices such as smartphones. The growth of new businesses impacts in the increase of expenses for content providers and in costs derived from the increase in network capacity.

•
Subcontract expenses amounted to 5,735 million euros, up 8.2% year-on-year in organic terms. This rise reflects the efforts to maintain high levels of quality, resulting in higher systems costs, and higher investment in customer care. Moreover, the higher commercial activity led to an increase in dealers commissions and marketing costs.

•	Personnel expenses totalled 1,956 million euros, up 14.3% year-on-year in organic terms, a consequence of the personnel internalization in Brazil and higher inflation in some markets in the region.
OIBDA amounted to 7,767 million euros in the first nine months of 2011, down 0.9% year-on-year in organic terms (-27.9% reported; +10.9% excluding the impact of the capital gain from the revaluation of the pre-existing stake in Vivo accounted in 2010, as well as the capital gain from the partial reduction of our economic exposure to Portugal Telecom in 2011).
The deceleration in OIBDA in the third quarter is due to the increased commercial focus on high value customers, the performance of the Mexican business and the lower contribution of regional projects and other one-off impacts.
January — September 2011 Results — TELEFÓNICA

Among the latter ones is the sale of non strategic towers, totaling 74 million euros in the first nine months of 2011 versus 63 million in the same period last year (31 and 37 million euros, respectively, in the third quarter).
Thus, and despite the intense commercial activity in highly competitive markets, the Company maintained high efficiency ratios, with OIBDA margin reaching 36.1% in the first nine months (34.8% in the quarter).
CapEx in first nine moths reached 3,214 million (+9.2% in organic terms; -0.8% reported). It should be noted that the year-on-year comparison is affected by the incorporation in the first nine months of 2011 of the cost of the spectrum granted in Brazil (354 million euros) and of the spectrum acquired in Costa Rica (69 million euros) compared with the 1,010 million euros on spectrum acquired in Mexico in 2010.
Operating cash flow amounted to 4,553 million euros, posting a year-on-year decrease of 5.8% in organic terms.
BRAZIL (year-on-year changes in organic terms)
The Brazilian telecommunications market continued to show great dynamism, showing high rates of growth driven by a favourable economic context and the acceleration in the adoption of new services. Against this backdrop, Telefónica continues to bolster its leadership of the market, especially in higher-value market segments requiring superior levels of service quality, leveraged in the strengths of an integrated position over a base of differential assets.
Telefónica managed 82.8 million accesses in Brazil at the end of September 2011, with year-on-year growth accelerating in the quarter to 13%, mainly due to outstanding performances in both mobile business (+16% year-on-year) and fixed broadband business (+14% year-on-year).
The higher access growth with respect to previous quarters was primarily due to mobile accesses, following three months of intense commercial activity with a clear focus on higher-value segments. Net additions of mobile accesses during the quarter totalled 3.0 million, an all-time high for the Company in a third quarter (+72% year-on-year; +50% versus the previous quarter).
This robust commercial activity reflects the strong focus during the quarter on bolstering the offer of services for existing products, and also the launch of new products and services. Among new offers of existing services were prepaid recharges campaigns for local and long-distance services. New products and services feature the launch of the push-to-talk offer (Vivo Direto), which registered net additions during its first quarter similar to the total added by competitors. This commercial strengthening continued during the fourth quarter with the launch of a fixed wireless technology service for 31 new cities in Brazil, new convergent fixed-mobile services and a reinforce commercial campaigns in the northeast and north of the country with the introduction of the network in 1,800 MHz.
It should be noted that reported year-on-year financial results reflect the full consolidation of Vivo from October 2010 (previously this company’s results were proportionately consolidated). Similarly, as of June 2011 and retroactively to 1 January this year, TVA has been fully consolidated and has contributed 151,000 pay TV accesses, revenues of 61 million euros and 15 million euros in OIBDA in the first nine months of 2011.
Telefónica’s revenues in Brazil stood at 10,725 million euros in the first nine months, a year-on-year increase of 5.4%, reflecting the steady acceleration of mobile service revenues and the virtually stable performance in fixed-service revenues. Revenues rose by 3.5% year-on-year in the quarter.
Operating expenses increased by 5.5% year-on-year in the first nine months of 2011, mainly due to the rise in subcontract expenses (+7.2% year-on-year) driven by the more intense commercial activity in the mobile business and higher maintenance and customer care costs. Personnel expenses were also up by 19.4% year-on-year, as a result of staff increases partially due to the in-sourcing processes implemented in 2010 and to the salary revision that took place in the third quarter. Supply expenses were stable year-on-year, since lower interconnection costs were offset by higher costs on roaming and on content providers.
OIBDA for the first nine months reached 3,896 million euros, a strong year-on-year increase of 7.8%, maintaining the Company’s solid operating efficiency, with an OIBDA margin of 36.3% (+0.8 percentage point year-on-year), despite greater commercial activity. The margin for the quarter reflected the intense commercial activity and stood at 34.3%.
January — September 2011 Results — TELEFÓNICA

CapEx totalled 1,652 million euros (+32.5% year-on-year), of which 354 million euros were related to the spectrum awarded in 2010. Excluding the spectrum, the CapEx increase would have been 4.1% year-on-year. Particularly noteworthy is the continuation of efforts to increase the coverage of a 3G network which already provides service to 1,557 locations, the equivalent of 75% of the population of Brazil, well ahead of the competition. The Company also continued to roll out its fibre optic network on a selective basis in Sao Paulo.
Finally, operating cash flow stood at 2,245 million euros (-5.3% year-on-year), impacted by the spectrum purchase. Excluding spectrum acquisition, operating cash flow growth would have been risen by 9.8% year-on-year.
Commercial activity and revenue performance by business unit
Wireless business
Estimated penetration of the Brazilian wireless market stood at 116% at the end of September 2011, up 17 percentage points year-on-year.
During the third quarter of the year, Telefónica Brazil intensified the rhythm of growth in new accesses, with a year-on-year increase in net additions of 72% to almost 3 million customers (+50% quarter-on quarter). At the end of September, the Company managed 67 million accesses (+16% year-on-year), after posting net additions of 6.7 million accesses since the beginning of the year. The Company has led market growth over the last twelve months, resulting in a market share of 29.5%, but constantly expanding its share in higher-value segments, reaching 37% in the contract segment and 43% in mobile broadband, which is a clear indicator of the advantages in network quality and coverage.
One particularly noteworthy feature was the composition of net additionss in the first nine months of the year, with the contract segment accounting for 40% of the total. At the same time, the Company focus on new services was reflected in its efforts to foster the adoption of smartphones. This brought the contract customer base up by 27% year-on-year to 23% of the total, whereas mobile broadband penetration reached 9%, doubling last year figure.
Against a backdrop of intense competition, churn was 2.8% at the end of September 2011 (2.9% for the quarter), and almost flat year-on-year (+0.1 percentage point).
The traffic managed showed a year-on-year increase of 19% during the first nine months of 2011, and continued accelerating during the quarter (+23% year-on-year), with growth outstripping that of the customer base, thanks to higher on-net and long-distance traffic derived from the Company’s new offers.
The increased traffic, the higher proportion of high-value customers and substantial growth in data revenues led to positive trend in ARPU, which rose by 3.0% year-on-year in the quarter and by 0.5% in the first nine months of the year, despite strong growth in the customer base.
Once again, the growth of revenues accelerated with respect to previous quarters, showing a year-on-year increase of 14.8% (+16.7% in the quarter) to stand at 6,663 million euros over the first nine months of 2011. It is worth to highlight the growth of mobile service revenue in the first nine months of the year posting an increase of 16.5% year-on-year, after accelerating in the quarter (+19.5% year-on-year).
The data business consolidates its role as one of the Company’s key growth drivers, with a year-on-year revenue increase of 43% in the first nine months to account for 22% of mobile service revenues (+4 percentage points year-on-year for both the quarter and the first nine months). Revenues from non-P2P SMS data represent 63% of total data revenues, pointing to a outstanding performance by mobile broadband business, where the Company clearly leads the sector leveraged on the competitive advantage of having the market’s best network.
Wireline business
Telefónica managed 15.7 million accesses in Brazil (+1% year-on-year) by the end of the third quarter of 2011.
Accesses in traditional wireline business stood at 11.1 million at the end of September (-2% year-on-year), continuing the downward trend in line losses which started the previous quarter (-40 thousand accesses in the course of the third quarter and -206 thousand accesses year to date).
In terms of broadband business, accesses increased year-on-year by 14% to 3.6 million at the end of September 2011, accounting for 32% of the Company’s wireline accesses (+4 percentage points year-on-year). Net additions in the quarter were 81 thousand accesses, against a backdrop of increasing competition.
January — September 2011 Results — TELEFÓNICA

The Company managed 693 thousand pay TV accesses at the end of September 2011 (+49% year-on-year), including TVA accesses (151 thousand customers). Net additions in the first nine months of the year were 56 thousand accesses (excluding the TVA addition) and 11 thousand accesses in the quarter (vs. a net loss during the same quarter in 2010).
Revenue over the first nine months of 2011 stood at 5,440 million euros, a year-on-year increase of 5.0%, mainly due to the improvement in the traditional business and the growth of revenues from new business.
Traditional wireline telephony revenues increased by 1.1% year-on-year (+2.9% on the quarter), driven mainly by growth in the SMP service to offset a reduction in other traffic. Meanwhile, revenues from Internet, pay TV and content posted noteworthy gains as they continued to boost their share of total revenues to 20%, excluding sales on SMP traffic over the first nine months of the year and continue increasing its contribution to revenues.
ARGENTINA (year-on-year changes in local currency)
Telefónica Argentina remained focused on customer value as its main growth lever, concentrating in particular on a fixed and mobile broadband differential offer.
The Company managed 22.6 million accesses at the end of September 2011, a similar figure to the same period in 2010, with a particularly good performance in fixed broadband accesses, a positive evolution in the mobile business and stable traditional wireline accesses.
Revenues stood at 2,305 million euros for the first nine months of 2011, with a year-on-year increase of 15.2% (+13.3% in the third quarter), virtually in line with previous quarters, despite the non-recurrent impact booked in the third quarter of 2010. Excluding this effect, revenues in the third quarter rose by 15.0% year-on-year (+15.8% year-on-year up to September).
Operating expenses rose by 19.6% year-on-year to reach 1,534 million euros, contained versus the growth recorded in the first half of 2011. This year-on-year performance is explained by a general increase on prices that entailed higher personnel expenses and higher subcontracts expenses, and by the rise in mobile traffic, leading to higher interconnection and roaming costs.
OIBDA stood at 782 million euros, a year-on-year increase of 7.9% (+4.0% in the third quarter), while the OIBDA margin was 33.1% (-2.1 percentage point year-on-year). Stripping out the non-recurrent effect booked in the third quarter of 2010, OIBDA would have increased by 9.5% up to September (+8.2% in the third quarter).
Operating cash flow reached 509 million euros (-2.1% year-on-year), following an increase in CapEx to 273 million euros (+33.1% year-on-year), reflecting a focus on deployment and improvement in terms of coverage and quality of broadband services.
Commercial activity and revenue performance by business unit
Wireless business
The estimated penetration rate in Argentina’s mobile market stood at 133% by the end of September 2011, a year-on-year increase of 6 percentage points.
Telefónica Argentina managed 16.4 million mobile accesses at the end of the third quarter of 2011, virtually stable year-on-year, following net additions in the first nime months of the year of 253 thousand accesses (49 thousand in the quarter). Particularly noteworthy was the performance of the contract segment, showing a 9% increase year-on-year and already accounting for 37% of total accesses, following net additions of 321 thousand accesses in the nine months.
Churn in the first nine months of 2011 stood at 2.6% (+0.6 percentage point year-on-year), with a positive performance in the contract churn and the increase in prepay churn associated with low-value customers.
The traffic continued its positive trend and rose 8% year-on-year, both in the course of the first nine months of the year and also during the quarter.
ARPU posted a solid performance, and in the third quarter accelerated its year-on-year growth (+20.4% in the third quarter; +17.5% to September) on the back of outgoing ARPU, which grew by 23.5% year-on-year in the third quarter (+20.5% year-on-year up to September).
January — September 2011 Results — TELEFÓNICA

Revenues amounted to 1,473 million euros, with a year-on-year increase of 15.5%, remaining stable with respect to the first six months of the year. This positive trend reflects the good performance in mobile service revenue (+14.1% year-on-year up to September; +14.9% in the third quarter) and handset sales (+35.0% year-on-year; +23.1% in the quarter), stemming from higher commercial activity associated with the Company’s focus on capturing and retaining high-value customers.
Data revenues showed a solid year-on-year increase of 27.2% in the first nine months of 2011, and accelerated in the third quarter (+30.6% year-on-year) to account for 40% of mobile service revenues in the third quarter (+5 percentage points year-on-year).
Wireline business
Telefónica Argentina managed 6.2 million fixed accesses by the end of September 2011, a year-on-year increase of 2%.
Broadband accesses totalled 1.6 million, a year-on-year increase of 13%, continuing the gradual improvement in additions along the year, with 54 thousand net additions in the third quarter (128 thousand to September). Telefónica continues to consolidate its competitive position in the market, leveraging its high quality levels and the excellence of its service, as showed by its low churn rate.
The number of traditional telephony accesses stood at 4.6 million at the end of September 2011, stable year-on-year (-0.1%). The Company continues to prioritise bundling, and 74% of accesses now include some type of services bundling (+2 percentage points year-on-year).
Revenues totalled 907 million euros for the first nine months of 2011, a year-on-year increase of 15.3% (+10.5% in the third quarter), being the third quarter year-on-year comparison affected by the non-recurrent revenue booked in the third quarter of 2010. Excluding this effect, revenues would have increased by 16.9% year-on-year in the third quarter (+14.9% to September). It is noteworthy the strong increase in Internet and content revenue (+31.0% year-on-year to September), and also from data, IT and capacity rental revenues (+15.5% year-on-year), still the main growth drivers of revenues, together accounting for 44% of revenues (+3 percentage points year-on-year).
CHILE (year-on-year changes in local currency)
Telefónica, operating under the Movistar brand, remained as the market leader in Chile, consolidating its competitive advantage with integrated and global unique offers.
Telefónica managed 12.3 million accesses in Chile at the end of September 2011, a year-on-year increase of 8%, with year-on-year comparisons affected by the disconnection of 360 thousand inactive prepay mobile accesses in the third quarter. Also noteworthy is the strong performance of fixed broadband and pay TV accesses against a backdrop of high competition.
Revenues stood at 1,718 million euros for the first nine months of 2011, up 6.1% year-on-year (+5.5% in the third quarter), reflecting the stability of the fixed business and the good performance of mobile revenues.
Operating expenses totalled 981 million euros in the first nine months of 2011, a year-on-year increase of 6.0%. This trend was explained by higher supplies (+17.8% year-on-year) as a result of increased commercial activity in the mobile business, higher content costs and growth in interconnection traffic. However, other expenses fell by 0.7% year-on-year thanks to the Company’s efficiency measures.
OIBDA stood at 764 million euros with growth of 3.9% versus the first nine months of 2010, leaving the OIBDA margin at 44.5% (-0.9 percentage points year-on-year). In the third quarter OIBDA fell by 3.7% year-on-year due to the book in the third quarter of 2010 of part of the collection of insurance claims associated with the earthquake that shook Chile in February 2010 and the impact of the disposal of non-core towers (13 million euros in 2010; 11 million euros in 2011).
Operating cash flow reached 436 million euros (-9.3% year-on-year) on an increase of 28.9% y-o-y in CapEx, which totalled 328 million euros in the first nine months of 2011.
January — September 2011 Results — TELEFÓNICA

Commercial activity and revenue performance by business unit
Wireless business
Estimated penetration of the Chilean mobile market stood at 134% at the end of September 2011 (+17 percentage points year-on-year).
The Company managed 9.1 million mobile accesses at the end of September 2011 (+10% year-on-year), with net additions of 332 thousand accesses since the beginning of the year, despite the disconnection of 360 thousand inactive prepay accesses in the third quarter of 2011. It is worth highlighting the solid performance of contract accesses, with a 13% year-on-year increase.
Traffic managed through September increased by 3.9% year-on-year (+0.5% in the third quarter).
ARPU fell by 4.9% year-on-year due to the lower prepay ARPU, which the positive performance of the contract segment failed to offset. Nonetheless, the third quarter showed a better performance (-4.1% year-on-year; +2.7% quarter-on-quarter) thanks to a better trend in outgoing ARPU in both segments.
Revenue for the first nine months of 2011 totalled 1,038 million euros, showing solid year-on-year growth of 11.4% (+10.0% in the quarter), fostered by the strong increase in mobile service revenue (+10.4% in the first nine months; +8.6% in the third quarter).
Data revenue showed a strong dynamism, jumping 40.1% year-on-year in the first nine months of 2011 (+35.8% in the quarter), accounting for 19% of mobile service revenue (+4 percentage points year-on-year). It is important to note that non-P2P SMS revenue accounted for 72% of data revenue (+8 percentage points year-on-year).
Wireline business
Telefónica managed 3.1 million fixed accesses at the end of September 2011, with a year-on-year increase of 1%. The Company’s strategy is focused on enhancing customer value as a key growth lever, and almost all accesses are associated with a service bundled offer.
Broadband accesses consolidated its positive trend in the quarter and stood at 865 thousand at the end of the first nine months of 2011 (+6% year-on-year), following net additions of 43 thousand accesses in the nine month period (+21 thousand accesses in the third quarter), significantly higher than a year ago (+34% through September; +2% in the quarter).
Pay TV accesses stood at 381 thousand, up 18% year-on-year, with net additions of 40 thousand accesses in the nine-month period. Telefónica continues developing a TV service that takes into account the differentiated profiles of its customers and continues improving its offer with high-definition channels and the launch of a prepay TV service.
Traditional fixed accesses stood at 1.9 million, down 4% year-on-year, with a slightly lower line loss than in the same period of 2010 thanks to the stabilisation of gross additions and churn.
Revenue stood at 774 million euros for the first nine months of 2011, a slight year-on-year growth of 0.8%, with acceleration in the quarter (+1.1% year-on-year) compared with previous months. This evolution reflects the Company’s transformation strategy, with higher Internet, TV and content revenues (+11.2% year-on-year; +9.8% in the quarter) and from data, IT and capacity rental revenues (+10.9% year-on-year; +13.1% in the quarter), accounting both for 47% of fixed business revenue in the first nine months of the year (+4 percentage points year-on-year). The good evolution in these services offset lower revenue from the traditional business (-6.9% year-on-year through September; -6.7% in the quarter).
PERÚ (year-on-year changes in local currency)
The telecommunications market in Peru maintains its high growth potential and keeps showing solid growth. Against this backdrop Telefónica maintains its position as market leader, managing a total of 18.2 million accesses at the end of September 2011 (+10% year-on-year).
Particularly noteworthy are the growth in mobile accesses (+11% year-on-year), the accelerating growth in the TV business (+9% year-on-year), and the increase in fixed broadband accesses (+26% year-on-year). It is also important to highlight the fact that the traditional wireline business registered positive net additions after 2 years of access losses.
Revenue totalled 1,480 million euros for the first nine months of 2011, a year-on-year increase of 5.7% (+6.8% in the quarter), thereby consolidating the growth trend registered in previous quarters, boosted by the positive performance of mobile service revenues (+11.8% year-on-year through to September).
January — September 2011 Results — TELEFÓNICA

Operating expenses stood at 950 million euros (+8.5% year-on-year), largely driven by the strong increase in commercial activity, both fixed and mobile, which resulted in higher subcontract expenses (+10.1% year-on-year) and increased supply costs (+10.8% year-on-year). Personnel expenses remained under control, posting a 3.4% year-on-year growth.
OIBDA totalled 558 million euros in the first nine months of 2011 (-2.2% year-on-year; -12.7% in the quarter), year-on-year comparison is affected by the sale of non-strategic towers in 2010 (19 million euros). Excluding this impact, OIBDA would have been up on the year. OIBDA margin stood at 37.7% for the first nine months (-3.1 percentage points year-on-year) and at 37.8% in the third quarter.
CapEx totalled 171 million euros, registering a year-on-year growth of 2.0%. This left operating cash flow at 387 million euros (-3.9% year-on-year).
Commercial activity and revenue performance by business unit
Wireless business
Peru’s estimated mobile market penetration at the end of the first nine months of 2011 was 75% (+10 percentage points year-on-year).
Telefónica managed 13.5 million mobile accesses in Peru by the end of September 2011 (+11% year-on-year), accelerating the growth versus previous quarters, thanks to the sound performance of the contract segment (+24% year-on-year), which now accounts for 21% of total accesses. Net additions in the third quarter registered their biggest gain in the last three years, totalling 586 thousand accesses (1 million year to date), thanks to the significant increase in gross additions (+20.6% year-on-year).
During the first nine months of the year, the churn rate stood at 3.2% (+0.2 percentage points year-on-year), and at 3.1% (+0.3 percentage points year-on-year) for the quarter.
Traffic increased 27% year-on-year through to September (+30% in the quarter), thanks to the positive performance of outgoing traffic.
In the first nine months, ARPU rose 1.9% year-on-year (+2.1% year-on-year in the quarter), consolidating the growth registered in previous quarters, due to the good performance of outgoing ARPU (+4.0% year-on-year during the first 9 months).
Revenue totalled 788 million euros over the first nine months of 2011 (+12.4% year-on-year; +13.3% in the third quarter), reflecting the good performance of mobile service revenues (+11.8% year-on-year in the first nine months; +13.3% in the quarter).
It is noteworthy to mention the positive evolution of data revenue, which rose 39.0% year-on-year (+27.1% in the quarter), thanks to a 57.1% increase in non-P2P SMS revenue (+41.2% in the quarter), which now accounts for 64% of data revenues.
Wireline business2
Telefónica managed a total of 4.7 million fixed accesses in Peru at the end of September 2011, with year-on-year growth of 5%.
Traditional wireline accesses totaled 2.9 million at the end of September (-1% year-on-year), registering a change in trend during the third quarter with net additions of 13 thousand accesses.
Broadband accesses totalled more than 1 million at the end of September (+26% year-on-year), accelerating their growth rate compared with previous quarters (+18% at the end of June 2011), and consolidating as the main driver behind the growth in the wireline business. It is worth underlining the 190 thousand net additions since the beginning of the year (66 thousand in the third quarter). This positive trend reflects the effectiveness of the Company’s commercial offer and churn control, which remained practically stable year-on-year.
The Company’s pay TV accesses had a good quarter performance, accelerating the pace of their year-on-year growth with net additions of 37 thousand accesses (82 thousand through to September) to total 773 thousand accesses (+9% year-on-year).

[2]
Fixed-line phone accesses include all Telefónica’s fixed accesses in Peru, both those managed by the fixed wireless business and those managed by the mobile business. However, earnings from fixed wireless accesses are included in the results of the Peruvian mobile business.

January — September 2011 Results — TELEFÓNICA

At the end of September 2011, 61% of traditional phone accesses were bundled (+8 percentage points year-on-year), and 77% of fixed broadband accesses were marketed under a Dúo or Trío package (+6 p.p. year-on-year), thereby consolidating service bundling as one of the key features behind Telefónica’s success in Peru.
Revenue amounted to 786 million euros during the first nine months of 2011 (-1.1% year-on-year; -0.4% in the third quarter), affected by lower revenues from traditional business (impacted by regulatory measures), that were not offset by higher Internet, TV and content revenues (+8.3% year-on-year growth) and higher data, IT and capacity rental revenues (+12.4% year-on-year). Revenues from Internet, TV, data and IT now account for more than half of the Company’s total revenues in Peru.
COLOMBIA (year-on-year changes in local currency)
At the end of September 2011, Telefónica managed 13.1 million accesses in Colombia, a year-on-year increase of 8%, doubling the growth rate posted in the previous quarter, thanks to accelerating growth in mobile accesses (+10% year-on-year), the sharp increase in fixed broadband (+15% year-on-year) and pay TV (+33% year-on-year) accesses.
Revenue totalled 1,160 million euros in the first nine months of 2011 (+4.9% year-on-year and 5.0% in the quarter), thus consolidating the positive trend registered in previous quarters, underpinned by the strong performance of mobile revenue.
Operating expenses increased by 5.5% year-on-year in the first nine months to 839 million euros. This growth was mainly due to higher supply costs (+14.3% year-on-year) arising from the dynamism of the market that boosts fixed and mobile broadband services, higher interconnection and infrastructure rental costs. Taxes rose by 18.7% impacted by the recent fiscal reform. The rest of OpEx fell year-on-year (-2.6% personnel expenses; -0.3% subcontract expenses), reflecting the Company’s efforts to maximise efficiency.
Hence, OIBDA stood at 385 million euros for the first nine months, virtually stable year-on-year (-0.5%; -5.1% in the quarter), affected by the increase in commercial activity during the quarter and the disposal of non-core towers in 2010 (31 million euros) and 2011 (17 million euros). OIBDA margin in the first nine months stood at 33.2% (-1.8 percentage points year-on-year) and at 35.0% in the third quarter (-3.4 percentage points year-on-year).
CapEx in the first nine months of the year totalled 214 million euros (+6.4% year-on-year). As a result, operating cash flow declined 8.0% year-on-year to 172 million euros.
Commercial activity and revenue performance by business unit
Wireless business
Penetration of Colombia’s mobile market was estimated at 105% at the end of September 2011, a year-on-year increase of 11 percentage points.
Telefónica managed 10.7 million mobile accesses, with year-on-year growth accelerating to 10%. It is worth to highlight the uptake in the third quarter of net additions, totalling 751 thousand accesses (695 thousand in the year to date), a four-fold increase compared with the third quarter of 2010. In adition, the contract segment also performed well, posting a 21% year-on-year growth, as did mobile broadband, which further consolidated its position as one of the Company’s key growth drivers.
The churn rate fell by 1.6 percentage points year-on-year in the quarter to 1.9% and stood at 3.1% in the year to date (-0.3 percentage points year-on-year).
Traffic rose by 13% year-on-year in the first nine months of the year (+14% in the quarter) thanks to a 15% rise in outgoing traffic (+17% in the quarter).
ARPU remained strong, growing 1.0% in the first nine months of the year (+1.8% in the quarter), thanks to the strength of outgoing ARPU, which grew by 3.9% in the first nine months (+4.9% in the quarter).
Revenue stood at 678 million euros at the end of September 2011 (+8.7% year-on-year; +7.9% in the quarter), reflecting the good performance of mobile service revenues (+8.1% year-on-year; +8.2% in the quarter) and handset sales (+18.3% year-on-year; +4.6% in the quarter).
January — September 2011 Results — TELEFÓNICA

Data revenue further consolidated its role as a growth lever, rising by 57.5% year-on-year, (+52.7% in the quarter) to account for 22% of mobile service revenues (+7 percentage points year-on-year). Noteworthy that non-P2P SMS data revenue performed especially well, posting growth of 71.5% during the first nine months of the year (+61.5% year-on-year in the third quarter) and accounting for 87% of data revenue (+7 percentage points year-on-year).
Wireline business
Telefónica managed 2.4 million fixed accesses at the end of September 2011 (+1.6% year-on-year), after registering 35 thousand net additions (17 thousand in the quarter).
The Company’s broadband accesses totalled 607 thousand at the end of September 2011 (+15% year-on-year) after registering net additions of 59 thousand accesses (19 thousand in the quarter), despite the fierce level of competition in the market.
At the end of the first nine months of 2011, pay TV accesses maintained their growth trend and totalled 246 thousand (+33% year-on-year), with robust net additions of 18 thousand accesses in the third quarter (41 thousand in the first nine months).
In the traditional business, the Company managed 1.5 million accesses (-6.3% year-on-year) at the end of September 2011.
One of the major focuses of the Company’s strategy is bundling of different services. 77% of fixed-line accesses were bundled at the end of September 2011 and all broadband accesses were marketed as part of either a Dúo or Trío package.
Revenue stood at 509 million euros in the first nine months, virtually stable year-on-year (-0.3% year-on-year; -0.2% in the quarter). Internet, TV and content revenues increased by 16% year-on-year during the nine-month period (+12% in the third quarter of 2011), and now account for 26% of total wireline revenues (+4 percentage points year-on-year). Data, IT and capacity rental revenues rose by 3.0% year-on-year during the first nine months (+6.9% in the quarter). Traditional services revenues decreased 9.0% year-on-year in the first nine months (-9.3% in the quarter).
MEXICO (year-on-year changes in local currency)
The estimated penetration rate in the Mexican mobile market reached 86% by the end of September 2011, a year-on-year increase of 6 percentage points.
Telefónica Mexico’s nine-month operating and financial performance is driven by the commercial repositioning carried out since the second half of 2010, which is now also being adapted to the new interconnection framework introduced in the second quarter of 2011, which led to a 61% nominal reduction in mobile termination rates. Additionally, the higher commercial activity compared with 2010, and the push to roll out 3G coverage following the acquisition of spectrum last year led to higher operating expenses.
On the commercial front, the Company has redesigned its tariff plan, strengthening its focus on all destiny tariffs, in order to take advantages of the lower termination rates in the medium term, not only to reinforce its position in an increasingly competitive mobile market but also in order to accelerate the capture of wireline business value. Meanwhile, and from the third quarter, the Company introduced more restrictive criteria for both gross additions and disconnections, in order to improve the quality of the customer base.
By the end of September 2011, Telefónica Móviles México managed 21.2 million accesses (+10% year-on-year growth). Mobile accesses stood at 20.5 million (+9% year-on-year). Net additions over the first nine months of 2011 reached 854 thousand accesses, following a net loss of 51 thousand accesses during the third quarter due to the increased number of disconnections in the prepay segment relating to low-value customers.
The focus on high-value customers is reflected in the positive performance of the contract segment, that recorded a 21% year-on-year growth and net additions of 148 thousand accesses in the quarter (+24% year-on-year). Moreover, there was an acceleration in the growth rate of mobile broadband accesses which, by the end of September, quadrupled the number of accesses a year earlier.
The churn rate for the first nine months of 2011 stood at 2.6% (+0.4 percentage points year-on-year), reflecting higher prepay disconnections recorded in the third quarter. The contract churn rate continued to show a positive performance at 1.0% both for the quarter and for the first nine months.
As a result, Telefónica Móviles México achieved an estimated 22% of mobile market share (+0.3 percentage points year-on-year).
January — September 2011 Results — TELEFÓNICA

Traffic consolidated the positive trend seen over the last few quarters, and the growth rate accelerated to 11% year-on-year in the third quarter (+1% in the first nine months), driven by the positive performance in outgoing traffic, where growth rose to 22% year-on-year in the quarter (+7% in the first nine months).
ARPU evolution reflected the negative impact of the cut in termination rates, declining 22.3% year-on-year in the first nine months of 2011 and improving slightly in the third quarter (-21.0%). Outgoing ARPU consolidated its gradual improvement, increasing 1.3% quarter-on-quarter, though decreased 8.2% year-on-year in the quarter (-14.1% in the first nine months).
Revenues totalled 1,184 million euros in the first nine months of 2011, with a slowdown in the year-on-year decrease versus the previous quarter (-11.7% year-on-year in the third quarter; -15.2% in the second; -12.6% year-to-date), impacted by the sharp reduction in mobile termination rates (74 million euros impact on revenues) and the lower revenues in the prepay segment, which nevertheless performed better than in previous quarters.
On the positive side, it is worth highlighting the higher revenues in the contract segment and the upbeat performance from data revenue, which recorded 18.9% year-on-year growth in the third quarter (+10.0% through to September 2011) and accounted for 30% of mobile service revenue in the quarter, with year-on-year growth of 8 percentage points (28% through to September). Non-P2P SMS revenue was the main driver behind this upbeat performance, and was 2.4 times higher than in the third quarter of 2010 (2.2x higher in the nine months). It is also important to note the return to growth in outgoing revenue in the third quarter (+2.2% year-on-year).
Excluding the impact of lower termination rates, revenues would have declined 2.4% year-on-year in the quarter (-7.1% year-on-year through to September).
OIBDA totalled 298 million euros in the first nine months of the year (-36.3% year-on-year; -46.6% year-on-year in the third quarter) and includes the impact from the sale of non-strategic towers (23 million euros). The negative year-on-year evolution was caused by the higher expenses driven by the commercial push and the deployment of the 3G network, and also by the negative impact of the reduction in termination rates (33 million euros through to September); all this against a backdrop of intense pressure on revenues. OIBDA margin stood at 25.1% (21.5% for the quarter).
CapEx totalled 201 million euros through to September (-83.1% year-on-year; +10.1% excluding the spectrum acquisition made in 2010), reflecting the investment effort to roll out 3G coverage. As a result, operating cash flow reached 96 million euros (-65.7% year-on-year excluding the spectrum).
VENEZUELA (year-on-year changes in organic terms)
Venezuela’s estimated mobile market penetration at the end of September 2011 was 97% (-6 percentage points year-on-year).
Telefónica Móviles Venezuela continued to focus its strategy on innovation and maximizing customer value as the main cornerstone for strengthening its leadership position, with a services portfolio that is a market benchmark.
At the end of September 2011, Telefónica managed 10.2 million accesses in Venezuela (10.9 million in September 2010). Mobile accesses totalled 9.2 million, down 6% year-on-year due to lower prepay accesses and despite the positive performance in the contract segment, with a 20% year-on-year growth.
The mobile churn rate stood at 2.5% in the third quarter (-0.2 percentage points year-on-year), consolidating its gradual downward trend (2.8% for the nine months), while contract churn, a market benchmark, stood at 0.7% at the end of September.
There was an acceleration in year-on-year traffic growth, increasing by 5.4% in the third quarter (+1.0% over the first nine months of the year), despite the lower customer base.
The Company’s strategy to maximize customer value was reflected in the ARPU evolution, which rose by 25.2% year-on-year (+23.4% in the quarter), boosted by the strong growth in data ARPU.
Thus, revenue in the first nine months of 2011 reached 1,827 million euros, a year-on-year increase of 10.8%, showing an acceleration in the third quarter (+12.2% year-on-year), thanks to the positive performance in mobile service revenue which rose by 12.4% year-on-year in the third quarter (+11.5% in the first nine months of the year).
Data revenues remained as the main growth driver, with a 22.8% year-on-year increase to September (+23.3% in the third quarter), and now account for 36% of mobile service revenue (+3 percentage points year-on-year).
January — September 2011 Results — TELEFÓNICA

OIBDA stood at 807 million euros for the first nine months of the year, up 5.0% year-on-year (+4.3% year-on-year in the quarter). Thus, the Company’s OIBDA margin stood at 44.2% (-2.6 percentage points year-on-year) following a third quarter margin of 45.5%, with continued high levels of efficiency in an environment of widespread increase in prices that translated into higher personnel expenses and higher subcontract expenses.
CapEx stood at 210 million euros for the first nine months of 2011 (+22.3% year-on-year), and operating cash flow totalled 597 million euros, a slight increase of 0.4% year-on-year.
CENTRAL AMERICA (year-on-year changes in organic terms) 3
Estimated mobile penetration in Telefónica’s Central American markets stood at 104% by the end of September 2011 (+9 percentage points year-on-year).
At the end of September 2011, Telefónica managed a total of 7.5 million accesses (+14% year-on-year) in these markets. Mobile accesses totalled 7 million (+14% year-on-year), maintaining the trend of accelerating growth recorded in recent quarters.
Mobile net additions maintained the high levels of previous quarter, reaching 614 thousand accesses since the start of the year, with a 71% year-on-year growth (+73% in the quarter). This reflects higher commercial activity, especially in the third quarter, when record levels of gross additions were achieved (+19% year-on-year).
Churn decreased both in the quarter (2.7%; -0.2 percentage points year-on-year) and over the first nine months (2.6%; -0.1 percentage points year-on-year).
In the first nine months of 2011, revenue totalled 394 million euros (+0.9% year-on-year; +3.5% in the quarter), consolidating the turnaround reported in the second quarter. This improvement is driven by the increase in mobile service revenue in countries such as Nicaragua and El Salvador, which offset the lower revenues from Guatemala and Panama.
Especially noteworthy is the performance of data revenue, which increased by 26.6% year-on-year in the first nine months (+36.8% in the third quarter) and now account for 19% of mobile service revenue (+4 percentage points year-on-year). This improvement was underpinned by non-P2P SMS data revenue (+32.9% year-on-year; +47.0% in the quarter), which account for 53% of data revenue (+2 percentage points year-on-year).
OIBDA stood at 102 million euros to September 2011 (-10.9% year-on-year; -10.0% in the quarter), affected by higher commercial expenses resulting from the increase in commercial activity. The OIBDA margin stood at 25.9% (-3.8 percentage points year-on-year) and at 22.7% in the third quarter (-4.1 percentage points year-on-year).
CapEx totalled 111 million euros through September, including the booking of spectrum licence cost in Costa Rica (69 million euros). CapEx decreased by 46.9% year-on-year, leading to an operating cash flow of -9 million euros (+13.3% year-on-year).
ECUADOR (year-on-year changes in local currency)
Estimated penetration of the Ecuadorean mobile market stood at 108% at the end of September 2011, up 7 percentage points year-on-year.
Telefónica managed a total of 4.5 million accesses (+8% year-on-year) in this market at the end of September 2011. Mobile net additions reached 240 thousand accesses in the first nine months of the year (5 thousand in the third quarter), leading to 4.5 million mobile accesses, up 10% year-on-year.
The mobile churn rate stood at 2.7% in the first nine months, virtually stable year-on-year, with a good performance in the contract segment (1.1%; -0.9 percentage points year-on-year).
Traffic in the first nine months of the year totalled 3,497 million minutes (+10% year-on-year; +9% in the quarter), on the back of a solid increase in outgoing traffic (+11% to September year-on-year).

[3]
Year-on-year variations in organic terms: in financial terms, year-on-year changes are assumed in constant euros, with the results of the Costa Rica operation excluded from calculation of organic growth.

January — September 2011 Results — TELEFÓNICA

ARPU consolidated the accelerating growth trend posted in previous quarters (+3.3% in the third quarter; +1.7% year-on-year in the first nine months of 2011), mainly due to the positive performance of outgoing ARPU (+5.4% year-on-year in the third quarter), growing across the contract and prepay segments.
Revenue rose 6.9% year-on-year to 293 million euros in the first nine months, with growth accelerating in the third quarter (+7.4% year-on-year), reflecting the strong performance of mobile service revenue (+12.0% year-on-year in the third quarter; +9.6% year-on-year to September).
Data revenue again rose sharply year-on-year (+20.9%) and now accounts for 28% of mobile service revenue (+3 percentage points year-on-year in the first nine months). Non-P2P SMS data revenue fared especially well, with growth of 43.5% in the first nine months of the year (+48.6% year-on-year in the third quarter), accounting for 62% of total data revenue (+10 percentage points year-on-year).
OIBDA stood at 97 million euros for the first nine months of 2011, up 18.5% year-on-year (+16.6% in the third quarter). The OIBDA margin stood at 33.2% (34.0% in the third quarter), expanding by 3.3 percentage points year-on-year in the first nine months of the year.
CapEx totalled 23 million euros (-26.1% year-on-year in the first nine months of the year), with operating cash flow growing by 45.2% year-on-year to 75 million euros.
January — September 2011 Results — TELEFÓNICA

TELEFÓNICA LATINOAMERICA
ACCESSES
Unaudited figures (thousands)

	2010		2011
	September	December	March	June	September	% Chg
Final Clients Accesses	179,102.5	183,686.9	185,984.0	190,318.0	194,832.9	8.8
Fixed telephony accesses (1)	24,456.5	24,403.6	24,196.2	24,173.4	24,126.6	(1.3)
Internet and data accesses	8,102.7	8,235.1	8,327.9	8,513.5	8,720.2	7.6
Narrowband (2)	808.0	674.8	586.7	539.5	476.6	(41.0)
Broadband (3) (4)	7,183.0	7,442.3	7,629.0	7,861.5	8,134.4	13.2
Other (5)	111.7	118.0	112.3	112.5	109.2	(2.2)
Mobile accesses	144,790.1	149,255.4	151,589.0	155,523.1	159,795.4	10.4
Prepay (6)	116,267.5	119,359.1	120,676.5	123,108.6	125,569.4	8.0
Contract	28,522.6	29,896.3	30,912.5	32,414.4	34,226.0	20.0
Pay TV (7)	1,753.2	1,792.7	1,870.9	2,108.0	2,190.6	25.0

Wholesale Accesses	56.1	55.9	54.5	54.4	53.8	(4.1)

Total Accesses	179,158.5	183,742.8	186,038.6	190,372.4	194,886.7	8.8

(1)	PSTN (including Public Use Telephony) x1; ISDN Basic access x1; ISDN Primary access; 2/6 Access x30. Company’s accesses for internal use included. Total “fixed wireless” accesses included.

(2)	Includes narrowband ISP of Terra Brasil and Terra Colombia.

(3)	Includes broadband ISP of Terra Brasil and Terra México.

(4)	Includes ADSL, optical fiber, cable modem and broadband circuits.

(5)	Retail circuits other than broadband.

(6)	360 thousand inactive accesses were disconnected in Chile in the third quarter of 2011.

(7)	Includes 151 thousand clients of TVA from June 2011.
January — September 2011 Results — TELEFÓNICA

TELEFÓNICA LATINOAMERICA
CONSOLIDATED INCOME STATEMENT
Unaudited figures (Euros in millions)

	January - September				July - September
	2011	2010	% Chg		2011	2010	% Chg
Revenues	21,529	18,236	18.1		7,411	6,307	17.5
Internal exp capitalized in fixed assets	112	100	12.1		38	34	12.2
Operating expenses	(14,180)	(11,645)	21.8		(4,982)	(3,949)	26.2
Supplies	(5,524)	(4,805)	15.0		(1,901)	(1,590)	19.6
Personnel expenses	(1,956)	(1,552)	26.0		(695)	(545)	27.5
Subcontracts	(5,735)	(4,471)	28.3		(2,005)	(1,565)	28.2
Bad debt provision	(360)	(345)	4.4		(167)	(88)	89.1
Taxes	(606)	(472)	28.2		(213)	(161)	32.9
Other net operating income (expense)	183	195	(6.1)		75	78	(4.1)
Gain (loss) on sale of fixed assets	126	3,879	(96.8)		38	3,841	(99.0)
Impairment of goodwill and other assets	(2)	6	c.s.		(2)	7	c.s.
Operating income before D&A (OIBDA)	7,767	10,771	(27.9)		2,577	6,319	(59.2)
OIBDA Margin	36.1%	59.1%	(23.0	p.p.)	34.8%	100.2%	(65.4	p.p.)
Depreciation and amortization	(3,565)	(2,801)	27.3		(1,248)	(948)	31.6
Operating income (OI)	4,202	7,970	(47.3)		1,329	5,370	(75.2)

Notes:

-	OIBDA and OI before management and brand fees.

-	2010 and 2011 reported figures include the hyperinflationary adjustments in Venezuela in both years.

-	T. Latinoamérica reported figures include 100% of Vivo since October 2010.

-
From January 1st, 2011, the perimeter of consolidation of T. Latinoamérica excludes Telefónica International Wholesale Services (TIWS) and Telefónica North America (TNA) (actually T.Europe). As a result, the results of T. Latinoamérica have been restated for the fiscal year 2010, to reflect the above mentioned new organization from January 1st, 2010.

-
2011 T. Latinoamérica results include from the second quarter of the year and retroactively from January 1st, 2011, the full consolidation of TVA, company that was already part of Telefónica’s perimeter since the fourth quarter of 2007.

-
OIBDA, OIBDA margin and Operating Income are affected by the positive impact from the revaluation of the previously-held stake in Vivo at its fair value at the date of the acquisition of the 50% in Brasilcel owned by Portugal Telecom (3,797 million euros in the third quarter of 2010).

January — September 2011 Results — TELEFÓNICA

TELEFÓNICA LATINOAMERICA
ACCESSES BY COUNTRY (I)
Unaudited figures (Thousands)

	2010		2011
	September	December	March	June	September	% Chg
BRAZIL
Final Clients Accesses	73,243.2	75,919.6	77,592.3	79,767.2	82,750.8	13.0
Fixed telephony accesses (1)	11,299.3	11,292.6	11,172.6	11,126.6	11,086.6	(1.9)
Internet and data accesses	3,764.0	3,848.2	3,849.7	3,909.8	3,933.1	4.5
Narrowband	547.0	446.2	378.1	344.2	287.7	(47.4)
Broadband (2)	3,138.9	3,319.2	3,393.6	3,486.9	3,567.5	13.7
Other (3)	78.1	82.8	78.0	78.8	77.9	(0.2)
Mobile accesses	57,714.4	60,292.5	62,061.3	64,049.1	67,038.4	16.2
Prepay	45,641.8	47,658.6	48,742.0	49,809.7	51,679.3	13.2
Contract	12,072.6	12,633.9	13,319.2	14,239.4	15,359.1	27.2
Pay TV (4)	465.5	486.3	508.7	681.7	692.7	48.8

Wholesale Accesses	33.8	33.9	32.9	32.4	32.0	(5.3)

Total Accesses	73,277.0	75,953.5	77,625.2	79,799.6	82,782.8	13.0

ARGENTINA
Final Clients Accesses	22,501.9	22,275.8	22,142.2	22,537.3	22,630.4	0.6
Fixed telephony accesses (1)	4,620.9	4,621.5	4,614.6	4,621.3	4,617.1	(0.1)
Fixed wireless	38.8	35.5	36.8	40.2	38.2	(1.7)
Internet and data accesses	1,468.4	1,505.4	1,527.8	1,562.6	1,611.1	9.7
Narrowband	76.5	65.7	54.9	48.4	43.4	(43.3)
Broadband (2)	1,391.9	1,439.7	1,472.9	1,514.1	1,567.7	12.6
Mobile accesses	16,412.6	16,148.9	15,999.8	16,353.5	16,402.2	(0.1)
Prepay	10,793.3	10,370.4	10,127.8	10,347.3	10,303.2	(4.5)
Contract	5,619.3	5,778.5	5,871.9	6,006.2	6,099.0	8.5

Wholesale Accesses	12.8	13.0	12.8	13.2	13.2	2.9

Total Accesses	22,514.8	22,288.8	22,155.0	22,550.5	22,643.6	0.6

CHILE
Final Clients Accesses	11,397.8	11,910.5	12,214.7	12,442.1	12,253.1	7.5
Fixed telephony accesses (1)	1,952.8	1,939.3	1,920.2	1,903.8	1,871.4	(4.2)
Internet and data accesses	830.6	836.0	834.9	857.1	875.1	5.4
Narrowband	7.0	6.6	6.3	6.0	6.0	(14.4)
Broadband (2)	815.7	821.5	820.8	844.2	864.9	6.0
Other (3)	7.9	7.9	7.8	6.8	4.2	(47.0)
Mobile accesses	8,290.8	8,794.0	9,100.5	9,308.3	9,125.5	10.1
Prepay (5)	5,805.3	6,179.3	6,448.1	6,586.0	6,326.0	9.0
Contract	2,485.4	2,614.7	2,652.5	2,722.3	2,799.5	12.6
Pay TV	323.6	341.2	359.1	372.9	381.1	17.8

Wholesale Accesses	5.7	5.3	5.1	5.1	4.9	(15.0)

Total Accesses	11,403.5	11,915.8	12,219.8	12,447.1	12,258.0	7.5

(1)	PSTN (including Public Use Telephony) x1; ISDN Basic access x1, ISDN Primary access, 2/6 Access x30. Company’s accesses for internal use included. Total “fixed wireless” accesses included.

(2)	Includes ADSL, cable modem and broadband circuits.

(3)	Retail circuits other than broadband.

(4)	Includes 151 thousand clients of TVA from June 2011.

(5)	360 thousand inactive accesses were disconnected in Chile in the third quarter of 2011.
January — September 2011 Results — TELEFÓNICA

TELEFÓNICA LATINOAMÉRICA
ACCESSES BY COUNTRY (II)
Unaudited figures (Thousands)

	2010		2011
	September	December	March	June	September	% Chg
PERU
Final Clients Accesses	16,611.5	16,954.3	17,057.3	17,504.6	18,205.6	9.6
Fixed telephony accesses (1)	2,895.4	2,871.2	2,852.0	2,842.8	2,855.8	(1.4)
Fixed wireless	535.6	537.8	515.4	491.7	471.2	(12.0)
Internet and data accesses	863.1	885.4	934.3	1,005.3	1,070.3	24.0
Narrowband	15.9	15.4	11.0	10.5	9.8	(38.2)
Broadband (2)	828.4	850.8	903.6	974.7	1,040.3	25.6
Other (3)	18.8	19.2	19.7	20.1	20.2	7.5
Mobile accesses	12,141.9	12,507.1	12,559.9	12,920.9	13,506.8	11.2
Prepay	9,880.8	10,104.4	10,100.5	10,300.8	10,707.6	8.4
Contract	2,261.1	2,402.7	2,459.5	2,620.1	2,799.2	23.8
Pay TV	711.1	690.6	711.1	735.6	772.6	8.7

Wholesale Accesses	0.5	0.5	0.5	0.5	0.5	(5.4)

Total Accesses	16,611.9	16,954.8	17,057.7	17,505.1	18,206.0	9.6

COLOMBIA
Final Clients Accesses	12,062.9	12,350.3	12,338.5	12,312.8	13,081.0	8.4
Fixed telephony accesses (1)	1,623.7	1,586.9	1,569.2	1,540.4	1,521.0	(6.3)
Internet and data accesses	534.5	553.6	581.6	594.3	613.6	14.8
Narrowband	5.3	5.6	6.0	6.7	7.1	33.6
Broadband (2)	529.2	548.0	575.6	587.6	606.5	14.6
Mobile accesses	9,720.1	10,004.5	9,970.6	9,949.4	10,700.0	10.1
Prepay	7,520.5	7,679.1	7,531.4	7,420.0	8,047.6	7.0
Contract	2,199.6	2,325.5	2,439.2	2,529.4	2,652.4	20.6
Pay TV	184.7	205.3	217.1	228.7	246.4	33.4

Wholesale Accesses	3.3	3.3	3.3	3.3	3.3	0.0

Total Accesses	12,066.2	12,353.6	12,341.8	12,316.1	13,084.3	8.4

MEXICO
Mobile accesses	18,760.5	19,661.6	20,057.0	20,566.7	20,515.7	9.4
Prepay	17,289.7	18,061.3	18,476.2	18,930.9	18,731.4	8.3
Contract	1,470.8	1,600.2	1,580.8	1,635.9	1,784.3	21.3
Fixed wireless	496.0	565.5	604.1	667.6	726.6	46.5
Total Accesses	19,256.5	20,227.1	20,661.1	21,234.3	21,242.2	10.3

VENEZUELA
Mobile accesses	9,851.0	9,514.7	9,078.1	9,359.7	9,246.2	(6.1)
Prepay	9,137.0	8,740.3	8,272.2	8,515.7	8,391.7	(8.2)
Contract	714.0	774.4	805.9	843.9	854.6	19.7
Fixed wireless	1,023.4	966.2	916.3	920.0	893.7	(12.7)
Pay TV	68.3	69.3	74.9	89.0	97.8	43.1
Total Accesses	10,942.7	10,550.2	10,069.2	10,368.6	10,237.8	(6.4)

(1)	PSTN (including Public Use Telephony) x1; ISDN Basic access x1, ISDN Primary access, 2/6 Access x30. Company’s accesses for internal use included. Total “fixed wireless” accesses included.

(2)	Includes ADSL, optical fiber, cable modem and broadband circuits.

(3)	Retail circuits other than broadband.
January — September 2011 Results — TELEFÓNICA

TELEFÓNICA LATINOAMÉRICA
ACCESSES BY COUNTRY (III)
Unaudited figures (Thousands)

	2010		2011
	September	December	March	June	September	% Chg
CENTRAL AMERICA (1)
Fixed telephony accesses (2)	451.0	465.7	470.6	491.2	512.3	13.6
Fixed Wireless	238.4	301.7	303.1	314.2	328.0	37.6
Internet and data accesses	10.9	3.0	2.7	2.9	2.9	(73.1)
Broadband (3)	9.5	0.5	1.6	1.7	1.8	(81.6)
Other (4)	1.3	2.4	1.1	1.1	1.2	(12.2)
Mobile accesses	6,166.6	6,403.7	6,626.3	6,805.8	7,018.2	13.8
Prepay	5,550.5	5,776.0	5,994.9	6,160.9	6,348.5	14.4
Contract	616.2	627.7	631.4	644.9	669.7	8.7
Total Accesses	6,628.5	6,872.4	7,099.7	7,299.9	7,533.5	13.7

ECUADOR
Mobile accesses	4,060.7	4,219.8	4,392.4	4,454.2	4,459.3	9.8
Prepay	3,448.7	3,561.6	3,723.3	3,775.6	3,758.8	9.0
Contract	612.1	658.2	669.1	678.6	700.5	14.5
Fixed Wireless	94.0	94.8	76.5	59.8	42.1	(55.2)
Total Accesses	4,154.8	4,314.6	4,468.9	4,514.0	4,501.5	8.3

URUGUAY
Mobile accesses	1,671.5	1,708.5	1,743.1	1,755.6	1,783.0	6.7
Prepay	1,199.9	1,228.1	1,260.0	1,261.7	1,275.4	6.3
Contract	471.6	480.4	483.1	493.9	507.6	7.6
Total Accesses	1,671.5	1,708.5	1,743.1	1,755.6	1,783.0	6.7

(1)	Includes Guatemala, Panama, El Salvador and Nicaragua.

(2)	PSTN (including Public Use Telephony) x1; ISDN Basic access x1; ISDN Primary access, 2/6 Access x30. Company’s accesses for internal use included. Total “fixed wireless” accesses included.

(3)	Includes optical fiber, cable modem and broadband circuits.

(4)	Retail circuits other than broadband.
January — September 2011 Results — TELEFÓNICA

TELEFÓNICA LATINOAMERICA
SELECTED MOBILE BUSINESS OPERATING DATA BY COUNTRY
Unaudited figures

	2010		2011
	Q3	Q4	Q1	Q2	Q3	% Chg Local Cur
BRAZIL
Traffic (Million minutes)	20,196	20,283	20,774	22,318	24,766	22.6
ARPU (EUR)	11.3	11.3	10.8	11.1	11.4	3.0

ARGENTINA
Traffic (Million minutes)	4,515	4,713	4,297	4,674	4,871	7.9
ARPU (EUR)	9.5	9.6	9.4	9.3	9.9	20.4

CHILE
Traffic (Million minutes)	3,025	3,085	3,000	3,006	3,039	0.5
ARPU (EUR) (1)	12.4	12.5	12.0	11.3	11.7	(4.1)

PERU
Traffic (Million minutes)	3,502	3,881	3,868	3,956	4,551	30.0
ARPU (EUR)	6.3	6.3	6.1	5.7	6.0	2.1

COLOMBIA
Traffic (Million minutes)	4,148	4,303	4,148	4,573	4,727	13.9
ARPU (EUR)	7.6	7.4	6.8	7.1	7.2	1.8

MEXICO
Traffic (Million minutes)	5,426	5,764	5,860	5,857	6,004	10.7
ARPU (EUR)	6.8	6.6	5.8	5.3	5.1	(21.0)

VENEZUELA
Traffic (Million minutes)	3,523	3,593	3,464	3,534	3,714	5.4
ARPU (EUR) (2)	14.6	15.5	15.7	15.7	16.5	23.4

CENTRAL AMERICA (3)
Traffic (Million minutes)	2,107	2,220	2,249	2,371	2,564	21.7
ARPU (EUR)	6.6	6.4	6.1	5.6	5.6	(9.5)

ECUADOR
Traffic (Million minutes)	1,063	1,103	1,176	1,158	1,163	9.4
ARPU (EUR)	7.0	6.8	6.4	6.3	6.6	3.3

URUGUAY
Traffic (Million minutes)	742	797	764	744	781	5.3
ARPU (EUR)	9.8	10.0	9.9	9.7	10.0	1.1

Notes:

-	ARPU calculated as a monthly quarterly average.

-
Traffic is defined as minutes used by the company customers, both outbound and inbound. On-net traffic is only included once (outbound), and promotional traffic is included. Traffic not associated to the Company’s mobile customers (roaming-in, MVNOs, interconnection of third parties and other business lines) is excluded. Traffic volume non rounded.

(1)	Changes in ARPU affected by the disconnection of 360 thousand inactive accesses in Chile in the third quarter of 2011.

(2)
For comparative purposes and in order to facilitate the interpretation of the year-on-year change versus 2010 results, the variation in local currency of the ARPU in Venezuela is reported excluding the impact of the hyperinflation adjustment.

(3)	Includes Guatemala, Panama, El Salvador and Nicaragua.
January — September 2011 Results — TELEFÓNICA

TELEFÓNICA LATINOAMERICA
CUMULATIVE SELECTED MOBILE BUSINESS OPERATING DATA BY COUNTRY
Unaudited figures

	2010		2011
	Jan-Sept	Jan-Dec	Jan-Mar	Jan-Jun	Jan-Dec	% Chg Local Cur
BRAZIL
Traffic (Million minutes)	57,180	77,463	20,774	43,092	67,858	18.7
ARPU (EUR)	10.9	11.0	10.8	11.0	11.1	0.5

ARGENTINA
Traffic (Million minutes)	12,837	17,550	4,297	8,970	13,842	7.8
ARPU (EUR)	9.0	9.2	9.4	9.2	9.5	17.5

CHILE
Traffic (Million minutes)	8,706	11,791	3,000	6,006	9,045	3.9
ARPU (EUR) (1)	12.0	12.1	12.0	11.6	11.7	(4.9)

PERU
Traffic (Million minutes)	9,781	13,662	3,868	7,823	12,374	26.5
ARPU (EUR)	6.1	6.2	6.1	5.9	5.9	1.9

COLOMBIA
Traffic (Million minutes)	11,923	16,226	4,148	8,721	13,448	12.8
ARPU (EUR)	7.1	7.2	6.8	6.9	7.0	1.0

MEXICO
Traffic (Million minutes)	17,468	23,232	5,860	11,717	17,721	1.4
ARPU (EUR)	7.0	6.9	5.8	5.5	5.4	(22.3)

VENEZUELA
Traffic (Million minutes)	10,602	14,195	3,464	6,998	10,713	1.0
ARPU (EUR) (2)	13.9	14.3	15.7	15.7	15.9	25.2

CENTRAL AMERICA (3)
Traffic (Million minutes)	5,815	8,035	2,249	4,620	7,184	23.5
ARPU (EUR)	6.8	6.7	6.1	5.9	5.8	(7.5)

ECUADOR
Traffic (Million minutes)	3,165	4,268	1,176	2,334	3,497	10.5
ARPU (EUR)	6.8	6.8	6.4	6.4	6.5	1.7

URUGUAY
Traffic (Million minutes)	2,139	2,936	764	1,508	2,290	7.0
ARPU (EUR)	10.1	10.1	9.9	9.8	9.9	0.2

Notes:

-	ARPU calculated as a monthly quarterly average for each period.

-
Traffic is defined as minutes used by the company customers, both outbound and inbound. On-net traffic is only included once (outbound), and promotional traffic is included. Traffic not associated to the Company’s mobile customers (roaming-in, MVNOs, interconnection of third parties and other business lines) is excluded. Traffic volume non rounded.

(1)	Changes in ARPU affected by the disconnection of 360 thousand inactive accesses in Chile in the third quarter of 2011.

(2)
For comparative purposes and in order to facilitate the interpretation of the year-on-year change versus 2010 results, the variation in local currency of the ARPU in Venezuela is reported excluding the impact of the hyperinflation adjustment.

(3)	Includes Guatemala, Panama, El Salvador and Nicaragua.
January — September 2011 Results — TELEFÓNICA

TELEFÓNICA LATINOAMERICA
SELECTED FINANCIAL DATA BY COUNTRY (I)
Unaudited figures (Euros in millions)

	January - September					July - September
	2011	2010	% Chg		% Chg Local Cur	2011	2010	% Chg		% Chg Local Cur
BRAZIL (1)
Revenues	10,725	7,541	42.2		39.6	3,602	2,664	35.2		38.0
Wireless Business	6,663	2,849	133.9		129.6	2,345	1,024	129.0		133.5
Service revenues	6,311	2,660	137.3		132.9	2,244	957	134.5		139.0
Wireline Business	5,440	5,086	7.0		5.0	1,835	1,774	3.4		5.7
OIBDA	3,896	2,654	46.8		44.1	1,236	972	27.1		29.5
OIBDA margin	36.3%	35.2%	1.1	p.p.		34.3%	36.5%	(2.2	p.p.)
CapEx	1,652	904	82.7		79.4	532	388	37.1		38.6
OpCF (OIBDA-CapEx)	2,245	1,750	28.3		25.9	704	584	20.4		23.4

ARGENTINA
Revenues	2,305	2,249	2.5		15.2	792	808	(1.9)		13.3
Wireless Business	1,473	1,433	2.8		15.5	513	513	0.0		15.5
Service revenues	1,358	1,337	1.5		14.1	476	478	(0.4)		14.9
Wireline Business	907	884	2.6		15.3	304	318	(4.4)		10.5
OIBDA	782	815	(4.0)		7.9	272	301	(9.9)		4.0
OIBDA margin (2)	33.1%	35.3%	(2.1	p.p.)		33.0%	36.5%	(3.4	p.p.)
CapEx	273	231	18.4		33.1	112	94	18.5		35.9
OpCF (OIBDA-CapEx)	509	584	(12.8)		(2.1)	160	207	(22.8)		(10.6)

CHILE
Revenues	1,718	1,583	8.6		6.1	585	560	4.3		5.5
Wireless Business	1,038	910	14.0		11.4	352	324	8.9		10.0
Service revenues	960	850	13.1		10.4	325	302	7.5		8.6
Wireline Business	774	750	3.2		0.8	263	263	(0.1)		1.1
OIBDA	764	719	6.4		3.9	254	266	(4.5)		(3.7)
OIBDA margin	44.5%	45.4%	(0.9	p.p.)		43.5%	47.5%	(4.0	p.p.)
CapEx	328	249	32.0		28.9	129	107	19.8		20.0
OpCF (OIBDA-CapEx)	436	470	(7.2)		(9.3)	126	159	(20.9)		(19.9)

PERU
Revenues	1,480	1,466	1.0		5.7	509	510	(0.2)		6.8
Wireless Business	788	735	7.3		12.4	275	260	6.0		13.3
Service revenues	668	625	6.7		11.8	233	220	6.0		13.3
Wireline Business	786	832	(5.5)		(1.1)	265	285	(6.9)		(0.4)
OIBDA	558	598	(6.6)		(2.2)	192	235	(18.0)		(12.7)
OIBDA margin	37.7%	40.8%	(3.1	p.p.)		37.8%	46.0%	(8.2	p.p.)
CapEx	171	175	(2.6)		2.0	86	100	(13.6)		(8.8)
OpCF (OIBDA-CapEx)	387	422	(8.3)		(3.9)	106	135	(21.3)		(15.7)

COLOMBIA
Revenues	1,160	1,133	2.4		4.9	399	408	(2.1)		5.0
Wireless Business	678	639	6.1		8.7	234	232	0.7		7.9
Service revenues	630	598	5.4		8.1	218	216	0.8		8.2
Wireline Business	509	524	(2.7)		(0.3)	174	187	(7.0)		(0.2)
OIBDA	385	397	(2.9)		(0.5)	140	157	(10.9)		(5.1)
OIBDA margin	33.2%	35.0%	(1.8	p.p.)		35.0%	38.4%	(3.4	p.p.)
CapEx	214	206	3.8		6.4	86	104	(17.2)		(13.2)
OpCF (OIBDA-CapEx)	172	191	(10.2)		(8.0)	53	52	1.7		12.1

Note: OIBDA is presented before management and brand fees.

(1)
Includes 100% of Vivo since October 2010 and from the second quarter of the year and retroactively from January 1st, 2011, the full consolidation of TVA, company that was already part of Telefónica’s perimeter since the fourth quarter of 2007. CapEx includes 354 million euros from the spectrum acquired in the second quarter of 2011.

(2)	Margin over revenues includes fixed to mobile interconnection.
January — September 2011 Results — TELEFÓNICA

TELEFÓNICA LATINOAMÉRICA
SELECTED FINANCIAL DATA BY COUNTRY (II)
Unaudited figures (Euros in millions)

	January - September					July - September
	2011	2010	% Chg		% Chg Local Cur	2011	2010	% Chg		% Chg Local Cur
MEXICO (T. Móviles Mexico) (1)
Revenues	1,184	1,374	(13.8)		(12.6)	377	450	(16.3)		(11.7)
Service revenues	1,061	1,235	(14.1)		(12.9)	333	408	(18.3)		(13.7)
OIBDA	298	474	(37.2)		(36.3)	81	161	(49.7)		(46.6)
OIBDA margin	25.1%	34.5%	(9.4	p.p.)		21.5%	35.8%	(14.3	p.p.)
CapEx	201	1,194	(83.1)		(82.9)	78	1,104	(92.9)		(92.7)
OpCF (OIBDA-CapEx)	96	(720)	c.s.		c.s.	3	(942)	c.s.		c.s.

VENEZUELA (T. Móviles Venezuela) (2)
Revenues	1,827	1,608	13.6		10.8	759	428	77.4		12.2
Service revenues	1,658	1,450	14.3		11.5	699	396	76.4		12.4
OIBDA	807	753	7.2		5.0	345	221	56.5		4.3
OIBDA margin	44.2%	46.8%	(2.6	p.p.)		45.5%	51.6%	(6.1	p.p.)
CapEx	210	162	29.7		22.3	65	41	58.4		(18.3)
OpCF (OIBDA-CapEx)	597	591	1.1		0.4	281	180	56.1		9.8

CENTRAL AMERICA (3)
Revenues	394	422	(6.5)		0.9	131	140	(6.9)		3.5
Service revenues	365	395	(7.4)		(0.8)	121	131	(7.4)		1.8
OIBDA	102	137	(25.4)		(10.9)	30	44	(33.1)		(10.0)
OIBDA margin	25.9%	32.4%	(6.5	p.p.)		22.7%	31.6%	(8.9	p.p.)
CapEx	111	55	102.2		105.9	24	25	(1.6)		(30.4)
OpCF (OIBDA-CapEx)	(9)	82	c.s.		c.s.	5	20	(73.0)		15.8

ECUADOR (T. Móviles Ecuador)
Revenues	293	294	(0.2)		6.9	101	103	(1.8)		7.4
Service revenues	262	256	2.3		9.6	91	89	2.4		12.0
OIBDA	97	88	10.7		18.5	34	32	6.8		16.6
OIBDA margin	33.2%	29.9%	3.3	p.p.		34.0%	31.3%	2.7	p.p.
CapEx	23	33	(31.0)		(26.1)	13	15	(11.5)		(3.9)
OpCF (OIBDA-CapEx)	75	55	35.6		45.2	21	18	21.8		33.7

URUGUAY (T. Móviles Uruguay)
Revenues	169	164	3.2		5.3	56	53	6.2		5.4
Service revenues	162	155	4.6		6.6	54	50	7.5		6.7
OIBDA	76	69	9.6		11.7	24	22	7.0		6.2
OIBDA margin	44.8%	42.2%	2.6	p.p.		42.2%	41.9%	0.3	p.p.
CapEx	8	12	(33.0)		(31.7)	5	4	28.7		28.5
OpCF (OIBDA-CapEx)	67	57	18.8		21.1	18	18	1.9		0.9

- Note: OIBDA is presented before management and brand fees.

(1)	CapEx includes 1,010 million euros from the spectrum acquired in Mexico in the third quarter of 2010.

(2)
2010 and 2011 reported figures include the hyperinflationary adjustments in Venezuela in both years. For comparison purposes and to facilitate the interpretation of the year-on-year changes vs. 2010, variations in local currency of the headings affected by the hyperinflation adjustments are reported excluding the impact of this adjustment.

(3)	Includes Guatemala, Panama, El Salvador, Nicaragua and Costa Rica. CapEx includes 69 million euros from the spectrum acquired in Costa Rica in the second quarter of 2011.
January — September 2011 Results — TELEFÓNICA

RESULTS BY REGIONAL BUSINESS UNITS
Telefónica España
The results of Telefónica España over the first nine months of 2011 reflect sustained low levels in Spanish consumption in a highly competitive environment.
Against this backrop, during the third quarter of the year the Company started launching a set of new rates, products and services to bolster Telefónica’s commercial position in the market, which are already positing a positive outcome. It is noteworthy to mention the good traction in the market of the new 10-mega broadband offer launched on the 1st of September, for existing or new ADSL customers with or taking out any Movistar mobile contract, for 24.9 euro a month. Thus after only one month on the market an inflection point has been observed among retail broadband customers, with a significant reduction in broadband access losses in the month.
Additionally, the launch of the new “tarifa 6” for mobiles in June for 6 euros a month, including calls at 6 cents (plus the call connection, 15 cents), and weekends for free up to 250 minutes - has succeeded in significantly reducing the churn of customers that have joined the tariff plan (1 million customers to the end of September).
Thereby, in August the Company enhanced its football content offer in Imagenio, adding in Canal +, to become the best TV platform on the market offering its customers the full Spanish football league. Thus, coinciding with the start of the football season, pay TV customer net additions in the quarter reached 20 thousand, showing a clear turn around and offsetting the customer losses recorded in the first half of 2011.
At the end of September 2011, Telefónica España managed a total of 47.0 million accesses (-1% year-on-year), with steady growth of mobile contract customers (+3% year-on-year) and continued expansion of mobile broadband accesses, which were 1.5 times higher than in September 2010. In of the fixed business, pay TV customers increased 4% year-on-year.
It should be noted that in reported results for the third quarter of 2010 were affected by the following: booking of the Universal Service in 2009 (56 million euros in revenues and 18 million euros in OIBDA), sale of application rights (52 million euros in revenues and also in OIBDA) and bad debts recovery (20 million euros in OIBDA). As well, in the third quarter of 2011 results in reported terms reflect the booking of a provision for costs related to the redundancy programme recently approved by the Company (-2,591 million euros in OIBDA) and capital gains from the sale of non-strategic assets (+33 million euros in OIBDA of Telefónica España, although with no impact in Telefónica’s consolidated results).
Revenues in the first nine months of 2011 stood at 13,058 million euros (-7.0% year-on-year; -8.8% in the quarter), mainly as a result of lower ARPUs across services and trends in accesses.
Excluding above mentioned effects, revenues year-on year decline in the third quarter would have remained stable (-6.6%, in line with previous quarter).
The solid increase in mobile data revenues should be highlighted, with a 11.4% year-on-year growth in the first nine months of the year (+11.6% during the third quarter), driven by the sharp increase in non-P2P SMS data revenues (+23.9% year-on-year in the first nine months; +24.1% in the quarter).
Operating expenses totalled 10,047 million euros in the first nine months of the year, showing a 32.6% year-on-year increase (+102.3% in the quarter). The following is a breakdown by components:
•
Supplies decreased year-on-year 4.2%, totalling 2,921 million euros up to September 2011, mainly due to lower mobile interconnection costs. Supplies expenses fell by 9.5% year-on-year in the quarter due to lower handset sales.

•	Subcontract expenses increased 0.2% year-on-year to 2,218 million euros and 3.0% in the quarter.

•
Personnel expenses reflected the booking during the third quarter of 2011 of provision for costs related to the redundancy programme recently approved by the Company (2,591 million euros), and totalled 4,482 million euros in the first nine months of the year. Excluding this impact, personnel expenses would have increased by 2.5% year-on-year in the first nine months of the year (+1.1% for the quarter), reflecting the wage adjustment to 2010 CPI. Telefónica España Group had 35,466 employees at the end of September.

January — September 2011 Results — TELEFÓNICA

•	Taxes in the first nine months fell by 17.2% year-on-year (-3.7% in the third quarter) to 302 million euros, affected by the recognition of the Universal Service in the third quarter of 2010.

•
Bad debt provisions, which account for 1% of revenues, totalled 125 million euros, a 15.8% year-on-year increase in the first nine months (+120.0% in the quarter), affected by the non-recurring impact of bad debts recovery already mentioned. Excluding this effect, provisions fell by 2.1% year-on-year in the first nine-months.

Consequently, OIBDA for the first nine months of 2011 stood at 3,316 million euros (-50.3% year-on-year), negatively affected by the provision related with the redundancy programme in the third quarter of 2011 already mentioned.
Excluding one-off effects in the third quarter of 2010 and 2011, OIBDA in the first nine months would have fallen by 10.7%, virtually unchanged compared to previous quarter (-10.9% in the quarter). The OIBDA margin for the first nine months stood at 45.0% (-2.2 percentage points year-on-year), and 45.6% (-2.2 percentage points year-on-year) for the quarter.
The Company focus on offering high-quality services in a context of rapid growth in fixed and mobile data traffic led to a 61.7% year-on-year increase in its CapEx to 2,090 million euros during the first nine months of the year (+10.0% year-on-year excluding spectrum acquisition). Telefónica España spent a total of 669 million euros on spectrum acquisitions of which, 312 million euros were deferred for payment in June 2012, and the first payment of 356 million euros was made in September.
Thus, the operating cash flow was 1,226 million euros at the end of September 2011 (-77.2% year-on-year). Excluding the one-off effects mentioned above and the spectrum acquisition, operating cash flow would have fallen by 15.8% year-on-year.
Commercial activity and revenue performance by business unit
Wireline business
At the end of September 2011 the Company managed a total of 15.7 million wireline accesses (retail wireline telephony access, wholesale line rental -AMLT-, fully unbundled loops and naked wholesale ADSL), compared to 16.0 million in September 2010.
In a context of lower market growth and affected by unbundling of loops, retail wireline telephony accesses stood at 12.5 million in September 2011 (-7% year-on-year), with line losses for the third quarter declining 15% quarter-on-quarter. Nevertheless, 67% of the loss in retail accesses in the first nine months was offset by net growth in wholesale accesses, which continue to generate revenues for the Company.
Telefónica España’s retail fixed broadband Internet accesses fell by 1% year-on-year to 5.6 million in September 2011. It is noteworthy the limited promotional activity conducted in July and August due to the launch of the new ADSL commercial offer at the beginning of September, which was reflected in the net additions for the quarter (-62 thousand accesses). This launch, however, brought about an inflection point for broadband accesses evolution, with a clear recovery in gross and net additions in September.
Pay TV accesses totalled 804 thousand at the end of September, posting an increase of 4% year-on-year, on the back of 20 thousand net adds achieved in the third quarter, thus breaking the customer loss trend observed over the first six months of 2011.
In the wholesale business, indirect broadband accesses grew to 686 thousand by September 2011 (+35% year-on-year), and unbundled loop leases exceeded 2.7 million, a 16% year-on-year increase. Of these, 92% are fully unbundled (including 721 thousand naked shared loops), and the rest are shared loops.
Revenues in the first nine months of 2011 reached 7,950 million euros (-6.9% year-on-year; -8.9% for the quarter). The year-on-year comparison reflects the one-off effects registered during the same period in 2010, as mentioned above. The following is a breakdown by components:
•	Traditional access revenues fell by 11.7% year-on-year (-16.2% for the quarter), due mainly to fewer accesses, and also to recognition of the 2009 Universal Service last year (56 million euros).
January — September 2011 Results — TELEFÓNICA

•
Voice service revenues fell during the first nine months of the year by 9.4% year-on-year, affected by lower traffic and the increasing weight of flat rates, though the year-on-year drop slowed down quarter-on-quarter (-7.2% in the quarter), reflecting the price revisions carried out during the quarter.

•	Internet and broadband revenues were down by 5.2% compared to September 2010, posting a slower decline during the third quarter (-4.5% year-on-year):
•
Retail broadband revenues fell 10.2% year-on-year (-9.5% in the quarter), mainly due to the lower effective ARPU (-10.8% year-on-year). It is worth to mention in the third quarter the slowdown in the year-on-year decline of ARPU (-8.4% year-on-year vs. -11.0% in the previous quarter).

•	Wholesale revenues grew year-on-year by 26.5% (+24.8% in the quarter).
•
Data revenues grew 3.1% year-on-year in the first nine months (-2.5% in the quarter). Excluding revenues from Telefónica España’s wireless business, data revenues would have remained virtually unchanged year-on-year.

•
IT services revenues in the first nine months of 2011 showed a year-on-year increase of 2.2% (-18.3% in the quarter; -2.1% excluding the sale of applications rights in 2010 that totalled 26 million euros).

Wireless business
The Spanish mobile market reached an estimated penetration of 129% by September 2011.
During the quarter, the Company initiated a tariff repositioning process in order to boost customer loyalty and drive forward smartphone penetration and mobile data growth.
Despite strong competition, which is reflected in the Company’s total accesses evolution in the quarter, the number of accesses remained virtually stable year-on-year and stood at 24.1 million after a net loss of 270 thousand accesses in the quarter.
It is noteworthy the good performance of contract accesses, which increased by 3% compared to September 2010 and account for 69% of total accesses (+2 percentage points year-on-year) with contract net additions in the first nine months of 2011 totalling 270 thousand accesses.
The Company’s clear focus on expanding mobile broadband ensured that 27% of mobile accesses had this service by the end of September (+9 percentage points year-on-year; +7 percentage points vs. December 2010), strongly boosting data revenue growth.
Contract churn in the first nine months of the year remained stable versus previus quarter standing at 1.7%, while total churn rate was 2.5% (+0.2 percentage point year-on-year), due to intense competition, and number portability in particular.
Traffic continued to reflect lower customer consumption, decreasing year-on-year 3.4% (-5.7% in the quarter).
Total ARPU stood at 23.3 euros in the first nine months, posting a year-on-year decline of 9.7% (-10.5% in the quarter), due to the 14.8% drop in voice ARPU (-16.3% in the quarter), as a result of mobile termination rates cuts, lower consumption and pressure on retail prices. By contrast, the positive performance of data ARPU continued, climbing 9.6% in the first nine months of the year and consolidating its accelerating trend in the third quarter (+11.1% year-on-year). In the first months of the year data ARPU accounted for 25% of total ARPU (+4 percentage points year-on-year), fuelled by rapid growth in mobile broadband.
Revenues from non-P2P SMS services continued to drive growth within the data business, rising 23.9% year-on-year in the first nine months of 2011 (+24.1% in the quarter) and now accounting for 74% of data revenues (+7 percentage points year-on-year). Data revenues now represent 25% of mobile service revenues (+4 percentage points year-on-year), posting a solid year-on-year increase of 11.4% to September (+11.6% in the quarter).
January — September 2011 Results — TELEFÓNICA

Revenues totalled 5,913 million euros in the first nine months of the year, with a year-on-year decrease of 7.8% (-11.0% in the quarter). Excluding the one-off impacts recorded in 2010 previously mentioned, revenues would have decreased 7.6% year-on-year (-9.9% in the quarter):
•
Mobile service revenues reached 5,044 million euros in the first nine months registering a year-on-year decline of 8.6% (-6.6% excluding the impact of mobile termination rates cuts), mainly affected by lower consumption and lower prices. In the third quarter revenues were down by 10.0% year-on-year (-8.0% excluding the sale of application rights of 26 million euros booked in the third quarter of 2010 and mobile termination rates cuts).

•	Customer revenues fell 7.6% year-on-year (-8.4% in the quarter) due to lower consumption and intense competition.

•	Interconnection revenues dropped by 17.0% year-on-year in the first nine months of the year (-18.3% in the quarter).

•	Roaming-in revenues fell by 10.0% year-on-year up to September 2011 (-11.3% in the quarter) impacted by lower traffic.
•	Revenues from handset sales totalled 868 million euros at the end of September 2011, a year-on-year decrease of 2.7% (-17.1% in the quarter).
January — September 2011 Results — TELEFÓNICA

TELEFÓNICA ESPAÑA
ACCESSES
Unaudited figures (thousands)

	2010		2011
	September	December	March	June	September	% Chg
Final Clients Accesses	44,231.5	44,257.4	44,047.0	43,685.6	43,128.6	(2.5)
Fixed telephony accesses (1)	13,485.0	13,279.7	13,006.2	12,729.0	12,494.7	(7.3)
Naked ADSL	39.1	38.1	37.4	37.2	36.3	(7.3)
Internet and data accesses	5,849.5	5,879.8	5,888.0	5,802.1	5,729.6	(2.0)
Narrowband	155.2	136.1	118.4	113.2	103.7	(33.1)
Broadband (2)	5,672.1	5,722.3	5,749.2	5,669.1	5,607.3	(1.1)
Other (3)	22.2	21.4	20.4	19.8	18.5	(16.6)
Mobile accesses	24,123.6	24,309.6	24,366.4	24,369.9	24,099.9	(0.1)
Prepay	8,022.3	7,919.8	7,823.1	7,708.6	7,440.5	(7.3)
Contract	16,101.3	16,389.7	16,543.3	16,661.3	16,659.4	3.5
Pay TV	773.4	788.2	786.4	784.6	804.4	4.0

Wholesale Accesses	3,132.5	3,333.8	3,536.2	3,686.4	3,854.5	23.0
WLR (4)	250.5	294.5	341.7	379.2	415.3	65.8
Unbundled loops	2,371.5	2,477.1	2,578.9	2,654.2	2,752.2	16.1
Shared ULL	296.7	264.0	240.3	223.7	215.0	(27.5)
Full ULL (5)	2,074.8	2,213.1	2,338.6	2,430.4	2,537.2	22.3
Wholesale ADSL	508.0	561.3	614.9	652.3	686.3	35.1
Other (6)	2.5	0.9	0.8	0.7	0.7	(73.6)

Total Accesses	47,364.0	47,591.2	47,583.2	47,372.0	46,983.1	(0.8)

(1)	PSTN (including Public Use Telephony) x1; ISDN Basic access x1; ISDN Primary access; 2/6 Access x30. Company’s accesses for internal use included. Includes VoIP and Naked ADSL.

(2)	ADSL, satellite, optical fibre and broadband circuits.

(3)	Leased lines.

(4)	Wholesale Line Rental.

(5)	Includes naked shared loops.

(6)	Wholesale circuits.
January — September 2011 Results — TELEFÓNICA

TELEFÓNICA ESPAÑA
CONSOLIDATED INCOME STATEMENT
Unaudited figures (Euros in millions)

	January - September				July - September
	2011	2010	% Chg		2011	2010	% Chg
Revenues	13,058	14,042	(7.0)		4,306	4,721	(8.8)
Internal exp capitalized in fixed assets	218	176	24.1		67	53	26.0
Operating expenses	(10,047)	(7,579)	32.6		(5,032)	(2,488)	102.3
Supplies	(2,921)	(3,048)	(4.2)		(912)	(1,007)	(9.5)
Personnel expenses	(4,482)	(1,845)	142.9		(3,220)	(623)	n.s.
Subcontracts	(2,218)	(2,214)	0.2		(727)	(706)	3.0
Bad debt provision	(125)	(108)	15.8		(47)	(21)	120.0
Taxes	(302)	(364)	(17.2)		(126)	(131)	(3.7)
Other net operating income (expense)	48	27	78.1		27	6	n.s.
Gain (loss) on sale of fixed assets	41	9	n.s.		36	3	n.s.
Impairment of goodwill and other assets	(2)	(5)	(58.2)		(0)	(2)	(81.1)
Operating income before D&A (OIBDA)	3,316	6,670	(50.3)		(596)	2,292	c.s.
OIBDA margin	25.4%	47.5%	(22.1	p.p.)	-13.8%	48.6%	(62.4	p.p.)
Depreciation and amortization	(1,574)	(1,478)	6.5		(525)	(488)	7.6
Operating income (OI)	1,741	5,192	(66.5)		(1,121)	1,804	c.s.

Notes:

-	OIBDA and OI before brand fees.

-	Personnel expenses reflect the booking during the third quarter of 2011 of the workforce provision related to the redundancy programme (2,591 million euros).

-	OIBDA includes the impact of 33 million euros in the OIBDA from the sale of non-strategic assets in the third quarter of 2011.

-
In the third quarter of 2010 Company results in reported terms were affected by the following: booking of the Universal Service in 2009 (56 million euros in revenues and 18 million euros in OIBDA), sale of application rights (52 million euros in revenues and also in OIBDA) and bad debts recovery (20 million euros in OIBDA).

-	2011 results include from September (retroactive effect August 1st) the global consolidation of Acens Technologies.
January — September 2011 Results — TELEFÓNICA

TELEFÓNICA ESPAÑA: WIRELINE BUSINESS
SELECTED REVENUES DATA
Unaudited figures (Euros in millions)

	January - September			July - September
	2011	2010	% Chg	2011	2010	% Chg
Traditional Access (1)	1,612	1,825	(11.7)	527	629	(16.2)
Traditional Voice Services	2,446	2,701	(9.4)	812	875	(7.2)
Traffic (2)	1,342	1,507	(11.0)	438	477	(8.1)
Interconnection (3)	574	623	(7.7)	199	211	(5.8)
Handsets sales and others (4)	530	571	(7.3)	175	187	(6.3)
Internet Broadband Services	2,092	2,207	(5.2)	684	716	(4.5)
Narrowband	9	14	(36.3)	3	4	(26.4)
Broadband	2,083	2,193	(5.0)	681	712	(4.4)
Retail (5)	1,692	1,884	(10.2)	549	606	(9.5)
Wholesale (6)	391	309	26.5	132	106	24.8
Data Services	1,041	1,010	3.1	335	344	(2.5)
IT Services	426	417	2.2	129	158	(18.3)
Subsidiaries and eliminations	334	379	(11.9)	110	130	(15.3)
Revenues	7,950	8,538	(6.9)	2,597	2,851	(8.9)

(1)	Monthly and connection fees (PSTN, Public Use Telephony, ISDN and Corporate Services) and Telephone booths surcharges and WLR access.

(2)	Local, domestic long distance, fixed to mobile and international traffic, Intelligent Network Services, Special Valued Services, Information Services (118xy), bonus and others.

(3)	Includes revenues from fixed to fixed incoming traffic, mobile to fixed incoming traffic, and transit and carrier traffic.

(4)	Managed Voice Services and other businesses revenues.

(5)	Retail ADSL services and other Internet Services.

(6)	Includes Megabase, Megavía, GigADSL and local loop unbundling.

Notes:

-	Associated to the recognition of the Universal Service, 56 million euros are included in traditional acceses in the third quarter of 2010.

-	IT Services include a positive impact of 26 million euros from the sale of software rights in the third quarter of 2010.
TELEFÓNICA ESPAÑA: WIRELESS BUSINESS
SELECTED REVENUES DATA
Unaudited figures (Euros in millions)

	January - September			July - September
	2011	2010	% Chg	2011	2010	% Chg
Service Revenues	5,044	5,519	(8.6)	1,715	1,906	(10.0)
Customer Revenues	4,366	4,727	(7.6)	1,472	1,607	(8.4)
Interconnection	506	610	(17.0)	166	203	(18.3)
Roaming — In	102	113	(10.0)	48	54	(11.3)
Other	71	69	2.0	29	41	(30.4)
Handset revenues	868	893	(2.7)	243	293	(17.1)
Revenues	5,913	6,412	(7.8)	1,957	2,198	(11.0)

-	Service revenues include a positive impact of 26 million euros from the sale of software rights in the third quarter of 2010 and include Tuenti since August of 2010.
January — September 2011 Results — TELEFÓNICA

TELEFÓNICA ESPAÑA: WIRELESS BUSINESS
SELECTED OPERATING DATA
Unaudited figures

	2010		2011
	Q3	Q4	Q1	Q2	Q3	% Chg
Traffic (Million minutes)	10,675	10,412	9,936	10,229	10,068	(5.7)

ARPU (EUR)	26.2	24.5	23.2	23.2	23.4	(10.5)
Prepay	12.2	10.6	9.6	9.5	9.6	(21.2)
Contract	33.2	31.2	29.7	29.6	29.7	(10.6)

Data ARPU (EUR)	5.6	5.7	5.7	5.8	6.2	11.1
% non-P2P SMS over data revenues	67.8%	67.8%	72.0%	73.3%	75.4%	7.6	p.p.

Notes:

-	ARPU calculated as monthly quarterly average.

-
Traffic is defined as minutes used by the company customers, both outbound and inbound. On-net traffic is only included once (outbound), and promotional traffic is included. Traffic not associated to the Company’s mobile customers (roaming-in, MVNOs, interconnection of third parties and other business lines) is excluded. Traffic volume non rounded.

TELEFÓNICA ESPAÑA: WIRELESS BUSINESS
CUMULATIVE SELECTED OPERATING DATA
Unaudited figures

	2010		2011
	Jan-Sept	Jan-Dec	Jan-Mar	Jan-Jun	Jan-Sept	% Chg
Traffic (Million minutes)	31,288	41,700	9,936	20,165	30,233	(3.4)

ARPU (EUR)	25.8	25.4	23.2	23.2	23.3	(9.7)
Prepay	11.7	11.4	9.6	9.6	9.6	(18.3)
Contract	33.1	32.6	29.7	29.7	29.7	(10.3)

Data ARPU (EUR)	5.4	5.5	5.7	5.8	5.9	9.6
% non-P2P SMS over data revenues	66.2%	66.6%	72.0%	72.7%	73.6%	7.4	p.p.

Notes:

-	ARPU calculated as monthly quarterly average of each period.

-
Traffic is defined as minutes used by the company customers, both outbound and inbound. On-net traffic is only included once (outbound), and promotional traffic is included. Traffic not associated to the Company’s mobile customers (roaming-in, MVNOs, interconnection of third parties and other business lines) is excluded. Traffic volume non rounded.

January — September 2011 Results — TELEFÓNICA

RESULTS BY REGIONAL BUSINESS UNITS
Telefónica Europe1
During the first nine months of 2011, Telefónica Europe continued to deliver a solid financial performance against a challenging economic and trading environment. Increasing smartphone penetration and data growth continued as the Company invested in the customer base to drive future value.
Telefónica Europe’s total customer base reached 57.8 million at the end of September 2011 (+5% year-on-year), with ongoing growth in both the mobile contract and prepay segments.
Strong commercial momentum in the contract segment led to 1.2 million contract net additions in the first nine months (+7% year-on-year; 95% of total), and 421 thousand in the third quarter (+16% year-on-year; 77% of total). Additionally, the prepay segment posted an improvement compared to previous quarters, with positive net additions of 128 thousand (-60 thousand in the first half). This performance brings total mobile net additions to 1.3 million in the first nine months (549 thousand in the third quarter).
As a result, the total mobile customer base reached 48.0 million (+4% year-on-year), driven by the solid growth in the contract segment (+8% year-on-year), which already accounts for 50% of the total mobile customer base (+2 percentage points year-on-year).
Mobile broadband customer base increased to 14 million in September, representing 29% of the total mobile base (5 percentage points higher than at the end of 2010).
Telefónica Europe’s wireline retail broadband accesses reached 4.1 million at the end of September 2011 (+6% year-on-year), adding 111 thousand lines in the first nine months of 2011.
Revenues reached 11,529 million euros in the first nine months, a slight decline year-on-year (-0.4%; -0.8% in organic terms). Excluding the impact from mobile termination rate cuts, organic revenue growth stood at 2.5%.
Telefónica Europe continued to see the benefits from a successful mobile data strategy based on tiered pricing as the non-P2P SMS data revenue organic year-on-year growth in the first nine months accelerated to 34.3%, from 32.5% in the first half. This represented 43% of total mobile data revenues in the first nine months (36% in the same period of 2010). Total mobile data revenue grew 12.3% year-on-year organically in the first nine months, accounting for 41% of mobile service revenues (36% in the first nine months of 2010).
Operating expenses stood at 8,511 million euros in the first nine months, decreasing 3.2% year-on-year(-1.4% in organic terms). By component:
•
Supplies remained flat year-on-year (-0.1%) to 5,021 million euros in the first nine months. On an organic basis, these expenses decreased 0.6% year-on-year, primarily due to lower interconnection costs offset by increasing costs related to smartphones.

•
Personnel expenses decreased 20.0% to 1,059 million euros in the year to September, mainly due to the personnel restructuring expenses accrued in the third quarter of 2010 in Germany (202 million euros). As a result of efficiencies from prior year restructuring programs, these expenses decreased 5.6% on an organic basis.

•	Subcontract expenses reached 2,303 million euros in the first nine months, a slight 0.7% increase year-on-year (-0.1% in organic terms).

[1]
Organic growth: assumes constant exchange rates (average of January- September 2010) and includes 9 months of HanseNet consolidation in 9M 10. OIBDA also excludes the capital gain from the sale of Manx Telecom (€61 m in Q2 10) and German Restructuring expenses (€202 m in Q3 10) and CapEx excludes acquisition of spectrum in Germany in May 2010 (€1,379 m). Manx T. financial results and accesses are excluded from the calculation.

NOTE:

2010 figures are reported including TNA and TIWS accordingly.
January — September 2011 Results — TELEFÓNICA

As a result, OIBDA amounted to 3,166 million euros in the first nine months and grew 6.2% year-on-year (+1.2% in organic terms), a deceleration of 1.9 percentage points over first half organic performance, which reflects top line pressures (including regulation) and higher commercial investment for customer acquisition in the third quarter.
Reported OIBDA margin was 27.5% in the first nine months and 27.6% in the third quarter (+1.7 and +5.3 percentage points year-on-year, respectively), with a 0.5 percentage point year-on-year improvement, up to September, in organic terms.
CapEx amounted to 1,119 million euros in the year to September (-56.5% year-on-year), mainly impacted by spectrum acquisition in Germany in the second quarter of 2010. In organic terms, CapEx decline was 6.4% year-on-year. The Company continued to drive benefits from its network sharing agreements and focused investment on new mobile data-centric infrastructures.
Operating cash flow was 2,047 million euros in the first nine months of the year and grew 5.9% year-on-year in organic terms.
TELEFÓNICA UK (Year-on-year changes in local currency)
In the third quarter of 2011, amid a challenging economic and competitive environment, Telefónica UK re-gained commercial momentum after the introduction of a new smartphone tariff structure at the end of August while keeping contract churn low. Top line pressures continued despite acceleration in mobile data revenue, with solid OIBDA performance.
The Company continued to enhance customer experience through the launch of “Priority moments” during July. This allows customers to take enhanced everyday experiences using location-based services.
At the end of September 2011, the total access base stood at 23.0 million customers, an increase of 2% year-on-year.
Telefónica UK’s mobile customer base reached 22.2 million at the end of September 2011 (+1% year-on-year) driven by the contract segment (+5% year-on-year), which accounted for 48% of the total base (+2 percentage points year-on-year). Total mobile net additions in the third quarter reached 71 thousand, compared with net losses seen in the previous quarter.
Contract mobile net additions in the first nine months were 266 thousand (91 thousand in the third quarter). Commercial activity improved towards the end of the quarter following the launch of the new tariff structure and led to an over 3 fold increase quarter-on-quarter in contract net additions.
The Tesco Mobile joint venture (not included in the Company’s total customer base) continued to show strong momentum, adding 226 thousand customers in the first nine months (101 thousand customers in the third quarter). Closing base reached 2.8 million customers, a year-on-year increase of 17% which demonstrates strong demand for their value-led propositions.
Smartphone demand continued to be strong, increasing smartphone penetration to 36% (+7 percentage points over 2010 year end).
Churn in the first nine months stood at 3.0% (+0.4 percentage points year-on-year). Contract churn for the first nine months was significantly lower at 1.2% (1.1% for the third quarter), flat over the previous year.
Mobile voice traffic decreased 8% year-on-year in the first nine months of 2011 (-11% in the third quarter), mainly driven by a lower prepay customer base.
Data traffic also continued to grow with total volume increasing 22% year-on-year in the first nine months. Growth in the third quarter was lower at 7.9% year-on-year following the removal of heavy data users, with all consumer data contract base sequentially growing usage.
Total ARPU declined 5.7% year-on-year in the first nine months (-6.7% in the third quarter). Excluding the impact from mobile termination cuts, total ARPU in the year to September would have declined 2.8% (-2.4% in the third quarter).
Voice ARPU declined 13.5% year-on-year in the first nine months (-16.3% in the third quarter). Excluding regulation, the decline was 8.7% year-on-year up to September, which reflects continued out of the bundle usage and tariff optimization, which is in line with first half performance.
January — September 2011 Results — TELEFÓNICA

Data ARPU accelerated growth to 6.1% year-on-year in the first nine months of the year (+7.9% in the third quarter from +5.4% in the second quarter), with 60% of the consumer contract customers with a data tariff already under a tiered scheme at the end of September (+5 percentage points quarter-on-quarter), and over 80% of new customers choosing one of the top two tier data bundles during the quarter. The launch of a new smartphone tariff structure in the third quarter, adding flexibility and choice, will be key to sustain this positive performance in the future.
The Company’s wireline retail broadband fixed internet accesses declined 6.0% year-on-year to reach 0.6 million accesses at the end of September, 2011.
Revenues reached 5,165 million euros in the first nine months, down 1.2% year-on-year (-5.2% in the third quarter). Excluding the impact from mobile termination rate cuts, revenues would have increased 1.5% year-on-year in the first nine months (-1.2% in the third quarter).
Mobile service revenues declined 2.0% year-on-year in the first nine months to reach 4,671 million euros (-5.0% in the third quarter). Excluding the impact from regulation, mobile service revenues grew 1.1% year-on-year in the first nine months and declined 0.7% year-on-year in the third quarter, mainly as a result of slower base growth as well as optimization in tariffs and out-of-bundle customer spend.
Non-P2P SMS revenues continued to drive data growth, increasing 34.2% year-on-year in the first nine months and 38.1% in the third quarter, a solid improvement over the previous quarter (+30.2%), leveraging increased smartphone penetration and continued uptake of tiered data packages. Total data revenue grew 9.6% year-on-year in the first nine months to represent 45% of mobile service revenues (+5 percentage point improvement year-on-year).
OIBDA grew 5.1% year-on-year growth in the first nine months to 1,410 million euros (+0.1% in the third quarter), and OIBDA margin in the first nine months of 2011 stood at 27.3% (+1.6 percentage points year-on-year), and 26.7% in the third quarter (+1.4 percentage points year-on-year).
CapEx in the first nine months increased 1.7% year-on-year to 506 million euros. Efficiencies in rollout continue to be delivered through the refarming of 900 Mhz spectrum in urban areas and the progress of the network share agreement with Vodafone.
Operating cash flow reached 904 million euros in the first nine months, a 7.0% year-on-year increase.
TELEFÓNICA GERMANY
Telefónica Germany delivered a strong financial and operating performance in the first nine months of the year in an increasingly competitive environment as the Company continued to leverage its strong commercial momentum on its renewed “O2 Blue” tariff portfolio. Moreover, smartphone penetration accelerated in the quarter, mainly due to the success of “My Handy” model, partners’ activity around low-end devices and the higher demand of data services by customers.
It is important to highlight that Telefónica Germany with its O2 brand is again the network operator with the most satisfied phone customers in the German mobile market (Kundenmonitor Deutschland 2011).
Telefónica’s total accesses base in Germany stood at 24.3 million at the end of the quarter (+8% year-on-year).
The total mobile customer base reached 18.1 million at the end of September (+9% year-on-year), mainly driven by the 12% year-on-year increase in the contract segment. Net additions amounted to 1.1 million (398 thousand in the third quarter). The contract segment, with 711 thousand net additions up to September, had a strong performance. In the third quarter, contract net additions reached 252 thousand, a three-fold increase over the same period of 2010 and similar to the previous quarter, mainly driven by sustained traction for the “O2 Blue” tariffs in the consumer segment. The contract base now represents 49% of the total mobile base. The prepay segment added 146 thousand customers in the third quarter. Partner and business distribution channels are also performing strongly, including our “Fonic” brand with its new mobile data propositions and low end priced smartphones.
Mobile broadband penetration continued to accelerate, reaching 25% at September 2011 end (+4 percentage point increase over December, 2010).
Churn in the first nine months of 2011 was 2.2%, stable over the first half and broadly in line with the same period in 2010 (+0.1 percentage points year-on-year). Churn in the third quarter was also stable over the second quarter and year-on-year at 2.1%, with contract churn at 1.6% (-0.1 percentage points year-on-year).
January — September 2011 Results — TELEFÓNICA

Mobile voice traffic delivered strong growth (+10% year-on-year both in the first nine months and in the third quarter), with solid support from all segments. Mobile data traffic also increased significantly (+51% year-on-year in the first nine months; +47% in the third quarter), driven by higher mobile broadband penetration as well as usage per customer growth.
Total ARPU2 decline eased to 8.7% year-on-year in the first nine months (-6.5% year-on-year in the third quarter), the main driver being the steep cut in mobile termination rates introduced in December 2010. Excluding this impact, total ARPU would have declined 2.0% in the first nine months of 2011, showing a positive growth in the third quarter (+0.4%), which is a sequential improvement reflecting the continued uptake in data services.
As a result of the aforementioned factors, voice ARPU declined 19.6% year-on-year in the first nine months (-18.4% in the third quarter) and data ARPU grew 13.7% year-on-year (+18.3% in the third quarter).
Retail broadband internet accesses showed a 6% year-on-year growth, reaching 2.6 million at the end of September 2011 and also fixed wholesale business recorded growth of 1% year-on-year to reach 1.1 million accesses.
Revenue for the first nine months of 2011 reached 3,705 million euros, a year-on-year increase of 5.5% (+1.7% on an organic basis; +1.9% in the quarter), which is a positive performance despite strong impacts from regulation. Excluding mobile termination rate cuts, year-on-year organic growth rate for the first nine months was 6.0%, ramping-up to 6.3% in the third quarter.
Total mobile revenue increased 6.0% year-on-year in the first nine months of 2011 and 7.9% in the third quarter, respectively (+12.3% and +14.5% excluding the impact from regulation), driven by improving performance in mobile service revenue as well as continued growth in handset sales through “My Handy” model.
It is worth to highlight the strong growth acceleration in mobile service revenue, excluding regulation, from the beginning of the year (first quarter: +4.9%; second quarter: +7.2%; third quarter: +9.1%), to reach 2,182 million euros in the first nine months of 2011.
In reported terms, mobile service revenues remained virtually flat in the first nine months of the year (-0.1% year-on-year), with a significant improvement in the third quarter (+1.8% year-on-year).
Non-P2P SMS revenue growth was the primary driver of this revenue performance (+49.8% year-on-year in the first nine months), showing a strong 53.1% year-on-year increase in the third quarter following higher smartphone penetration and subsequent adoption of mobile data tariffs. Mobile data revenue grew 24.6% year-on-year in the nine months to September 2011 (+27.3% in the third quarter) representing 40% of mobile service revenues, a significant 8 percentage points improvement over the first nine months of 2010.
OIBDA for the first nine months of 2011 amounted to 872 million euros, showing a solid year-on-year organic increase of 2.3%, and a quarter-on-quarter improvement (+3.3% year-on-year in the third quarter), with the benefits of business restructuring, increased scale and further efficiencies offsetting increased commercial spend.
OIBDA margin in the first nine months of 2011 reached 23.5% (+0.1 percentage points above last year’s figure in organic terms). In the third quarter, OIBDA margin stood at 24.8% (+0.3 percentage points in organic terms, year-on-year).
CapEx declined 19.6% year-on-year on an organic basis in the first nine months of 2011 to reach 373 million euros, with the LTE deployment continuing in line with plan. Telefónica Germany will soon bring LTE to urban areas, being Hamburg the first big town to be provided, to be followed by Berlin and the Ruhr region.
Operating cash flow reached 500 million euros in the first nine months of the year, a 28.5% year-on-year increase in organic terms.
TELEFÓNICA CZECH REPUBLIC (Year-on-year changes in constant currency)
Telefónica Czech Republic posted improved financial trends with ongoing solid commercial momentum in focused areas despite continuous intense competition. In Slovakia, the 3G network was launched in July to reinforce our market position, while the Company continued to post strong trading momentum.

[2]
Revenues from the “My Handy” model are not being reported under mobile service revenues and are instead reported in hardware revenue, signifying that increased smartphone hardware sales will not be reflected within ARPUs.

January — September 2011 Results — TELEFÓNICA

In the Czech Republic, the Company has continued to focus on smartphone adoption through a campaign to educate users on the benefits of smartphones and has expanded 3G coverage to foster data monetisation. It is also noteworthy that the new campaign resulted in smartphone net additions three times higher than pre-campaign months.
The total number of accesses for Telefónica Czech Republic, including Slovakia at the end of September 2011 reached 8.8 million, a 4% growth year-on-year.
The mobile customer base at the end of September 2011 stood at 4.9 million in the Czech Republic (+1% year-on-year), primarily due to growth in the contract segment (+6% year-on-year) offsetting the lower prepay base (-7% year-on-year). Mobile net additions for the third quarter reached 14 thousand, with 39 thousand contract net additions, resulting in contract customers representing 61% of the base at the end of September 2011 (+3 percentage points year-on-year). For the nine months period of 2011, total net additions totalled 44 thousand (-88 thousand in the same period of the previous year) mainly driven by the contract segment (132 thousand net additions compared to 4 thousand in 2010). Mobile broadband penetration increased 4 percentage points on December 2010 to stand at 15% at the end of September.
Fixed telephony accesses stood at 1.6 million at September 2011(-5% year-on-year), with net fixed telephony losses in the third quarter dropping to 9 thousand (-29 thousand in the second quarter and -30 thousand in the first quarter).
Retail broadband internet accesses continued to grow reaching 0.8 million in September (+12.3% year-on-year) with net additions totalling 73 thousand in the first nine months (17 thousand in the third quarter). The launch of VDSL has helped ARPU management and churn enhancement due to the migration of existing customers with above average ARPU. The total number of Pay TV customers remained flat year-on-year at the end of September at 131 thousand.
Telefónica Slovakia maintained its strong commercial momentum with the closing mobile base growing 38% year-on-year to 1.1 million customers at the end of September 2011, mainly driven by growth in the contract segment (+55% year-on-year). In the third quarter, net additions totalled 76 thousand mobile customers (199 thousand in the first nine months of which 56% were on contract). As such, the contract segment represents now 41% of the total mobile base (+5 percentage points year-on-year).
Churn in the Czech mobile business was maintained at 1.9% in the nine months to September with contract churn improving to 1.1% in the same period (-0.5 percentage points year-on-year for both). Mobile voice traffic for the first nine months of 2011 grew by 1.3% year-on-year primarily as a result of the increasing contract customer base, posting a better performance in the third quarter (+2.0% y-o-y).
ARPU decreased 9.4% year-on-year in the first nine months (-10.4% in the third quarter), impacted by mobile termination rate cuts. Excluding this impact, ARPU would have declined 5.6% year-on-year in the nine months to September, posting a better trend in the third quarter due to customer value management, , despite voice ARPU pressure where price competition continues.
In the first nine months of 2011, revenues in the Czech Republic and Slovakia combined totalled 1,600 million euros (-6.0% year-on-year) showing an improving trend in the third quarter (-6.4% year-on-year in the first half).
Customer base growth and ARPU enhancement continued to positively impact revenues in Slovakia (+43.5% year-on-year in the first nine months; +33.3% year-on-year for the quarter).
Fixed revenues in the first nine months totalled 687 million euros easing the year-on-year decline (-7.7% year-on-year; -7.4% in the quarter) helped by better performance of ICT revenues, with continued growth in DSL being more than offset by declines in the fixed line business.
Mobile service revenues in the Czech Republic amounted to 756 million euros in the first nine months (-10.5% year-on-year) posting an improved performance in the third quarter (-9.9% year-on-year compared to -11.9% in the second quarter) despite continued competitive pressures, additional mobile termination rate cut in the third quarter (-35% in July 2011), lower data roaming prices and pressure in usage. However, trends in the consumer segment have shown positive signs in the quarter. Excluding termination rate cuts, mobile service revenues showed a better trend in the third quarter (-6.1% in the third quarter; -6.7% year-on-year in the first nine months). .
Operating expenses during the first nine months of the year decreased 4.2% despite higher commercial activities largely in fixed and mobile broadband areas. Positive impact coming from restructuring programs led to a 9.8% year-on-year reduction in personnel expenses in the first nine months (headcount decreased by 7% year-on-year), while supplies also decreased (-6.1% year-on-year) primarily due to lower interconnection costs which offsets higher handset costs.
January — September 2011 Results — TELEFÓNICA

The efficient management of operating expenses resulted in an OIBDA for the first nine months of the year of 689 million euros, a decline of 6.1% year-on-year (-6.8% in the first half). The Company recorded restructuring expenses, mainly in the first quarter (7 million euros in 2011 and 17 million euros in 2010). OIBDA margin remained flat year-on-year in the nine months to September 2011 at 43.1% and increased 0.3 percentage points year-on-year to 45.6% in the third quarter.
CapEx was 151 million euros in the first nine months, increasing 0.6% year-on-year. Operating cash flow reached 538 million euros in the same period (-7.5% year-on-year).
TELEFÓNICA IRELAND
Telefónica Ireland’s performance continues to be impacted by the challenging economic and trading conditions, compounded by mobile termination rate cuts.
Mobile customer base totalled 1.7 million customers at the end of the quarter (-3% year-on-year), with growth in the contract segment (+3% year-on-year) being offset by the lower prepay base (-8% year-on-year). Contract net additions were 17 thousand in the nine months to September (5 thousand in the third quarter), to account for 45% of the customer base (+3 percentage points year-on-year). Mobile broadband penetration reached 38% at the end of September.
Churn stood at 2.5% for both the nine months to September 2011 and in the third quarter (+0.3 percentage points year-on-year in both periods).
The declining prepay base drove a decrease in mobile voice traffic of 5% year-on-year for the first nine months of 2011 (-7% in the third quarter).
Total ARPU declined 9.5% in the nine months to September 2011 (-12.7% year-on-year in the third quarter) impacted by the cut in mobile termination rates and the continued challenging economic and competitive environment. Excluding the mobile termination rate cut impact, total ARPU would have declined 2.3% in the first nine months (-4.5% year-on-year in the third quarter).
Revenues in the first nine months of 2011 were 551 million euros, a year-on-year decline of 14.0% (-19.2% in the third quarter). Mobile service revenues in the nine months to September 2011 declined 11.4% (-15.2% in the third quarter), with the increase in data revenues being more than offset by lower voice revenues. Excluding mobile termination rate cuts, mobile service revenue would have declined 4.6% in the nine month period (-7.5% in the third quarter).
Mobile data revenues in the first nine months grew 8.2% year-on-year (+1.3% in the third quarter) driven by increased smartphone penetration and higher data usage. There was a 17.2% year-on-year growth in non-P2P SMS data revenue in the nine months to September 2011(+21.3% year-on-year in the third quarter), so that it now represents 42% of data revenues (+3 percentage points year-on-year).
OIBDA for the January-September 2011 period stood at 163 million euros, 18.9% lower year-on-year (-31.0% in the third quarter) impacted by the higher commercial costs associated with the increasing demand for smartphones and the mobile service revenue decline. This resulted in an OIBDA margin of 29.6% in the first nine months of the year (-1.8 percentage points year-on-year) and of 28.4% in the third quarter (-4.9 percentage points year-on-year).
CapEx in the first nine months of 2011 reached 43 million (+3.4% year-on-year), with operating cash flow for the first nine months totalling 120 million (-24.7% year-on-year).
January — September 2011 Results — TELEFÓNICA

TELEFÓNICA EUROPE
ACCESSES
Unaudited figures (thousands)

	2010		2011
	September	December	March	June	September	% Chg
Final Clients Accesses	54,080.0	55,050.6	55,603.6	56,025.5	56,575.0	4.6
Fixed telephony accesses (1)	3,533.5	3,672.4	3,744.0	3,791.5	3,826.3	8.3
Internet and data accesses	4,409.4	4,496.4	4,553.5	4,594.1	4,555.8	3.3
Narrowband	528.6	503.2	480.3	464.4	451.0	(14.7)
Broadband	3,852.8	3,964.9	4,045.1	4,101.4	4,075.5	5.8
Other (2)	28.0	28.3	28.1	28.3	29.3	4.5
Mobile accesses	45,938.5	46,675.5	47,098.1	47,430.6	47,979.6	4.4
Prepay	23,787.9	23,994.9	23,972.0	23,934.6	24,062.4	1.2
Contract	22,150.6	22,680.6	23,126.1	23,496.0	23,917.2	8.0
Pay TV	198.6	206.4	208.0	209.3	213.4	7.5

Wholesale Accesses (3)	1,216.2	1,247.7	1,265.6	1,253.3	1,271.7	4.6

Total Accesses	55,296.3	56,298.3	56,869.2	57,278.8	57,846.7	4.6

(1)	PSTN (including Public Use Telephony) x1; ISDN Basic access x1; ISDN Primary access; 2/6 Access x30. Company’s accesses for internal use included. Includes VoIP and Naked ADSL.

(2)	Retail circuits other than broadband.

(3)	Includes Unbundled Lines by T. Germany.

-	Starting March 2010, T. Europe includes accesses from HanseNet.
TELEFÓNICA EUROPE
CONSOLIDATED INCOME STATEMENT
Unaudited figures (Euros in millions)

	January - September				July - September
	2011	2010	% Chg		2011	2010	% Chg
Revenues	11,529	11,571	(0.4)		3,867	4,071	(5.0)
Internal exp. capitalized in fixed assets	131	136	(3.6)		41	48	(15.0)
Operating expenses	(8,511)	(8,792)	(3.2)		(2,847)	(3,209)	(11.3)
Supplies	(5,021)	(5,027)	(0.1)		(1,696)	(1,824)	(7.0)
Personnel expenses	(1,059)	(1,323)	(20.0)		(340)	(578)	(41.1)
Subcontracts	(2,303)	(2,286)	0.7		(777)	(757)	2.6
Bad debt provision	(106)	(128)	(17.4)		(28)	(40)	(30.4)
Taxes	(23)	(27)	(14.7)		(7)	(11)	(34.1)
Other net operating income (expense)	5	6	(14.8)		2	1	52.1
Gain (loss) on sale of fixed assets	12	62	(79.7)		7	1	n.m.
Impairment of goodwill and other assets	(0)	(1)	(50.5)		(0)	(0)	(12.3)
Operating income before D&A (OIBDA)	3,166	2,982	6.2		1,069	911	17.3
OIBDA Margin	27.5%	25.8%	1.7	p.p.	27.6%	22.4%	5.3	p.p.
Depreciation and amortization	(2,299)	(2,358)	(2.5)		(784)	(822)	(4.6)
Operating income (OI)	867	624	38.9		285	89	n.m.
Notes:

-	OIBDA and OI before management and brand fees.

-
HanseNet and Jajah have been included in T. Europe’s consolidation perimeter since mid February 2010 and since January 2010 respectively, and Manx Telecom has been excluded from the consolidation perimeter since July, 2010.

-
OIBDA includes a capital gain of 61 million euros from the sale of Manx Telecom in the second quarter of 2010 and is affected by 202 million euros of restructuring costs in T. Germany in the third quarter of 2010.

-
Additionally, from January 1st, 2011, Telefónica International Wholesale Services (TIWS) and Telefónica North America (TNA) have been included in the consolidation perimeter of T. Europe (previously in T.Latinomérica). As a result, the results of Telefónica Europe have been restated for the fiscal year 2010, to reflect the above mentioned new organization from January 1st, 2010.

January — September 2011 Results — TELEFÓNICA

TELEFÓNICA EUROPE
ACCESSES BY COUNTRY
Unaudited figures (Thousands)

	2010		2011
	September	December	March	June	September	% Chg
TELEFÓNICA UK
Fixed telephony accesses (1)	50.4	86.7	116.1	135.9	182.3	n.m.
Internet and data accesses	663.8	671.6	669.2	652.9	625.3	(5.8)
Broadband	663.8	671.6	669.2	652.9	625.3	(5.8)
Mobile accesses	21,957.1	22,211.5	22,286.4	22,142.6	22,213.6	1.2
Prepay	11,659.6	11,712.3	11,636.5	11,468.0	11,448.2	(1.8)
Contract	10,297.4	10,499.2	10,649.9	10,674.6	10,765.4	4.5
Total Accesses	22,671.3	22,969.8	23,071.7	22,931.3	23,043.8	1.6

TELEFÓNICA GERMANY
Final Clients Accesses	21,344.5	21,957.5	22,383.2	22,849.5	23,219.7	8.8
Fixed telephony accesses (1)	1,797.3	1,916.4	1,988.6	2,044.8	2,042.1	13.6
Internet and data accesses	2,851.2	2,914.7	2,958.5	2,977.2	2,949.2	3.4
Narrowband	406.2	385.7	367.7	356.8	346.7	(14.6)
Broadband	2,445.1	2,529.1	2,590.8	2,620.4	2,602.5	6.4
Mobile accesses	16,628.0	17,049.2	17,357.2	17,748.0	18,145.6	9.1
Prepay	8,602.5	8,795.2	8,896.8	9,035.1	9,180.7	6.7
Contract	8,025.5	8,254.0	8,460.4	8,712.8	8,964.9	11.7
Pay TV	68.0	77.2	79.0	79.5	82.8	21.9
Wholesale Accesses (2)	1,098.6	1,116.5	1,127.6	1,118.2	1,112.3	1.3
Total Accesses	22,443.0	23,074.0	23,510.8	23,967.7	24,332.0	8.4

TELEFÓNICA IRELAND
Internet and data accesses	7.9	11.2	15.2	18.5	21.3	169.7
Narrowband	7.9	11.2	15.2	18.5	21.3	169.7
Mobile accesses	1,716.2	1,695.8	1,680.3	1,668.8	1,659.1	(3.3)
Prepay	993.6	966.5	944.2	927.1	912.5	(8.2)
Contract	722.7	729.4	736.0	741.7	746.6	3.3
Total Accesses	1,724.1	1,707.1	1,695.4	1,687.2	1,680.4	(2.5)

TELEFÓNICA CZECH REPUBLIC
Final Clients Accesses	7,559.1	7,535.8	7,505.6	7,554.7	7,574.7	0.2
Fixed telephony accesses (1)	1,685.8	1,669.2	1,639.3	1,610.8	1,601.9	(5.0)
Naked ADSL	138.8	163.7	186.7	198.2	222.1	60.0
VoIP	33.1	38.6	41.1	47.1	50.1	51.3
Internet and data accesses	886.5	898.8	910.7	945.6	960.0	8.3
Narrowband	122.4	117.5	112.6	107.6	104.3	(14.8)
Broadband	736.1	753.0	769.9	809.6	826.4	12.3
Other (3)	28.0	28.3	28.1	28.3	29.3	4.5
Mobile accesses	4,856.2	4,838.6	4,826.6	4,868.6	4,882.2	0.5
Prepay	2,037.6	1,975.0	1,927.1	1,912.3	1,886.9	(7.4)
Contract	2,818.6	2,863.6	2,899.5	2,956.4	2,995.4	6.3
Pay TV	130.6	129.2	129.0	129.8	130.6	(0.0)
Wholesale Accesses	117.7	131.2	138.0	135.1	136.8	16.3
Total Accesses	7,676.7	7,667.0	7,643.6	7,689.9	7,711.5	0.5

TELEFÓNICA SLOVAKIA
Mobile accesses	781.1	880.4	947.7	1,002.6	1,079.0	38.1
Prepay	494.6	545.9	567.4	592.1	634.1	28.2
Contract	286.4	334.5	380.3	410.5	444.9	55.3
Total Accesses	781.1	880.4	947.7	1,002.6	1,079.0	38.1

(1)	PSTN (including Public Use Telephony) x1; ISDN Basic access x1; ISDN Primary access; 2/6 Access x30. Company’s accesses for internal use included. Includes VoIP and Naked ADSL.

(2)	Includes Unbundled Lines by T. Germany.

(3)	Retail circuits other than broadband.

-
Accesses in the UK and Ireland show a more detailed split from previous reporting. In the case of the UK and as from 1st January 2011, Telefónica provides figures for “Fixed telephony accesses” due to the relevance of year-on-year changes. The same applies to “Internet and data accesses” in Ireland. As a result, total accesses in both countries include now the new split previously recorded just at a T. Europe level. Total T. Europe accesses in 2010 are not affected.

January — September 2011 Results — TELEFÓNICA

TELEFÓNICA EUROPE
SELECTED OPERATING MOBILE BUSINESS DATA BY COUNTRY
Unaudited figures

	2010		2011
	Q3	Q4	Q1	Q2	Q3	% Chg Local Cur
TELEFÓNICA UK
Traffic (Million minutes)	14,565	15,076	13,500	13,139	12,920	(11.3)
ARPU (EUR)	26.1	25.2	24.2	22.6	23.1	(6.7)
Prepay	12.0	12.0	10.8	10.1	10.1	(11.3)
Contract	42.1	40.0	39.0	36.1	37.0	(7.4)
Data ARPU (EUR)	10.4	10.4	10.5	10.3	10.6	7.9
% non-P2P SMS over data revenues	33.1%	33.5%	37.6%	40.2%	41.7%	8.5	p.p.

TELEFÓNICA GERMANY
Traffic (Million minutes)	6,292	6,729	6,859	7,018	6,907	9.8
ARPU (EUR)	15.0	14.5	13.1	13.6	14.0	(6.5)
Prepay	6.2	6.6	5.4	5.7	5.8	(6.0)
Contract	24.3	23.0	21.3	21.8	22.5	(7.6)
Data ARPU (EUR)	4.9	5.2	5.2	5.6	5.8	18.3
% non-P2P SMS over data revenues	43.5%	43.6%	47.5%	50.2%	51.6%	8.1	p.p.

TELEFÓNICA IRELAND
Traffic (Million minutes)	1,172	1,213	1,117	1,140	1,088	(7.2)
ARPU (EUR)	37.2	36.6	34.4	34.0	32.5	(12.7)
Prepay	24.3	24.3	20.1	22.4	21.6	(11.1)
Contract	55.1	53.1	53.0	48.5	45.9	(16.6)
Data ARPU (EUR)	12.5	12.5	14.3	13.0	13.0	4.4
% non-P2P SMS over data revenues	37.4%	37.7%	37.4%	43.0%	44.7%	7.4	p.p.

TELEFÓNICA CZECH REPUBLIC (1)
Traffic (Million minutes)	2,170	2,233	2,159	2,274	2,213	2.0
ARPU (EUR)	19.0	18.8	17.4	17.6	17.4	(10.4)
Prepay	8.2	8.6	7.5	7.8	7.7	(8.1)
Contract	26.9	26.0	24.2	24.1	23.6	(14.2)
Data ARPU (EUR)	4.9	5.0	4.7	4.7	4.9	(2.8)
% non-P2P SMS over data revenues	45.1%	44.8%	45.5%	44.7%	45.3%	0.2	p.p.

(1)	KPIs for mobile business in Czech Republic do not include Slovakia.
Notes:

-	ARPU calculated as monthly quarterly average.

-
Traffic is defined as minutes used by the company customers, both outbound and inbound. On-net traffic is only included once (outbound), and promotional traffic is included. Traffic not associated to the Company’s mobile customers (roaming-in, MVNOs, interconnection of third parties and other business lines) is excluded. Traffic volume non rounded.

January — September 2011 Results — TELEFÓNICA

TELEFÓNICA EUROPE
CUMULATIVE SELECTED OPERATING MOBILE BUSINESS DATA BY COUNTRY
Unaudited figures

	2010		2011
	Jan-Sept	Jan-Dec	Jan-Mar	Jan-Jun	Jan-Sept	% Chg Local Cur
TELEFÓNICA UK
Traffic (Million minutes)	43,067	58,143	13,500	26,639	39,560	(8.1)
ARPU (EUR)	25.1	25.1	24.2	23.4	23.3	(5.7)
Prepay	11.7	11.8	10.8	10.5	10.3	(9.9)
Contract	40.9	40.6	39.0	37.5	37.4	(7.0)
Data ARPU (EUR)	10.0	10.1	10.5	10.4	10.5	6.1
% non-P2P SMS over data revenues	32.5%	32.8%	37.6%	38.9%	39.8%	7.3	p.p.

TELEFÓNICA GERMANY
Traffic (Million minutes)	18,814	25,543	6,859	13,877	20,785	10.5
ARPU (EUR)	14.9	14.8	13.1	13.4	13.6	(8.7)
Prepay	6.0	6.1	5.4	5.6	5.7	(5.0)
Contract	24.1	23.8	21.3	21.5	21.9	(9.4)
Data ARPU (EUR)	4.9	5.0	5.2	5.4	5.5	13.7
% non-P2P SMS over data revenues	41.3%	41.9%	47.5%	48.9%	49.8%	8.5	p.p.

TELEFÓNICA IRELAND
Traffic (Million minutes)	3,519	4,732	1,117	2,257	3,345	(4.9)
ARPU (EUR)	37.1	37.0	34.4	34.2	33.6	(9.5)
Prepay	24.3	24.3	20.1	21.3	21.4	(12.1)
Contract	55.3	54.7	53.0	50.8	49.1	(11.2)
Data ARPU (EUR)	12.2	12.3	14.3	13.7	13.5	10.6
% non-P2P SMS over data revenues	38.4%	38.2%	37.4%	40.1%	41.6%	3.2	p.p.

TELEFÓNICA CZECH REPUBLIC (1)
Traffic (Million minutes)	6,558	8,790	2,159	4,433	6,645	1.3
ARPU (EUR)	18.5	18.5	17.4	17.5	17.5	(9.4)
Prepay	8.0	8.1	7.5	7.6	7.7	(8.4)
Contract	26.2	26.1	24.2	24.1	23.9	(12.5)
Data ARPU (EUR)	4.7	4.8	4.7	4.7	4.8	(2.2)
% non-P2P SMS over data revenues	44.6%	44.7%	45.5%	45.1%	45.2%	0.5	p.p.

(1)	KPIs for mobile business in Czech Republic do not include Slovakia.
Notes:

-	ARPU calculated as monthly quarterly average of each period.

-
Traffic is defined as minutes used by the company customers, both outbound and inbound. On-net traffic is only included once (outbound), and promotional traffic is included. Traffic not associated to the Company’s mobile customers (roaming-in, MVNOs, interconnection of third parties and other business lines) is excluded. Traffic volume non rounded.

January — September 2011 Results — TELEFÓNICA

TELEFÓNICA EUROPE
SELECTED FINANCIAL DATA BY COUNTRY
Unaudited figures (Euros in millions)

	January - September					July - September
	2011	2010	% Chg		% Chg Local Cur	2011	2010	% Chg		% Chg Local Cur
TELEFÓNICA UK
Revenues	5,165	5,317	(2.9)		(1.2)	1,713	1,901	(9.9)		(5.2)
Mobile service revenues	4,671	4,846	(3.6)		(2.0)	1,546	1,714	(9.8)		(5.0)
OIBDA	1,410	1,365	3.3		5.1	457	481	(5.0)		0.1
OIBDA margin	27.3%	25.7%	1.6	p.p.		26.7%	25.3%	1.4	p.p.
CapEx	506	506	0.0		1.7	182	159	14.7		21.3
OpCF (OIBDA-CapEx)	904	858	5.3		7.0	275	322	(14.7)		(10.3)

TELEFÓNICA GERMANY
Revenues	3,705	3,512	5.5		5.5	1,266	1,242	1.9		1.9
Mobile service revenues	2,182	2,184	(0.1)		(0.1)	769	755	1.8		1.8
OIBDA (1)	872	634	37.5		37.5	314	102	n.m.		n.m.
OIBDA margin	23.5%	18.1%	5.5	p.p.		24.8%	8.2%	16.6	p.p.
CapEx (2)	373	1,834	(79.7)		(79.7)	129	173	(25.1)		(25.1)
OpCF (OIBDA-CapEx)	500	(1,199)	c.s.		c.s.	185	(71)	c.s.		c.s.

TELEFÓNICA IRELAND
Revenues	551	641	(14.0)		(14.0)	179	221	(19.2)		(19.2)
Mobile service revenues	520	587	(11.4)		(11.4)	168	198	(15.2)		(15.2)
OIBDA	163	201	(18.9)		(18.9)	51	74	(31.0)		(31.0)
OIBDA margin	29.6%	31.4%	(1.8	p.p.)		28.4%	33.3%	(4.9	p.p.)
CapEx	43	42	3.4		3.4	17	18	(4.6)		(4.6)
OpCF (OIBDA-CapEx)	120	159	(24.7)		(24.7)	33	55	(39.7)		(39.7)

TELEFÓNICA CZECH REPUBLIC (3)
Revenues	1,600	1,634	(2.1)		n.c.	536	555	(3.3)		n.c.
Mobile service revenues	756	808	(6.4)		n.c.	252	274	(7.8)		n.c.
OIBDA	689	703	(2.0)		n.c.	244	251	(2.7)		n.c.
OIBDA margin	43.1%	43.0%	0.0	p.p.		45.6%	45.3%	0.3	p.p.
CapEx	151	146	3.5		n.c.	47	54	(13.7)		n.c.
OpCF (OIBDA-CapEx)	538	557	(3.4)		n.c.	198	197	0.4		n.c.

Notes:

-	OIBDA before management and brand fee.

-	HanseNet has been included in T. Germany’s consolidation perimeter since mid February 2010.

(1)	OIBDA is affected by 202 million euros of restructuring costs in T. Germany in the third quarter of 2010.

(2)	CapEx includes 1,379 million euros from the acquisition of spectrum in the second quarter of 2010.

(3)	Includes Slovakia, except for mobile service revenues.
January — September 2011 Results — TELEFÓNICA

RESULTS BY REGIONAL BUSINESS UNITS
Other Companies
Atento1
Atento’s revenues totalled 1,343 million euros in the first nine months of 2011, with a year-on-year growth of 11.1% both in reported and organic terms. In the third quarter of 2011, reported growth stood at 4.7% year-on-year, impacted by currency movements and lower activity in Brazil.
Multi-sector customer revenues (outside Telefónica) increased by 13.1% year-on-year during the first nine months, and their contribution to total revenue rose to 50.2% (49.3% in the same period of 2010).
By regions, Brazil accounted for 54.2% of revenues (in line with the first nine months of 2010), the Americas for 30.2% (+0.4 percentage points year-on-year), and EMEAA for15.7% (-0.2 percentage points).
Revenues from offshored business declined 1.0% compared with January-September 2010, and accounted for 6.0% of Atento’s total revenues (6.7% in the same period last year).
Operating income (OI) amounted to 91 million euros in the first nine months of 2011 (-2.3% year-on-year in reported terms; -1.3% in organic terms). In the third quarter, operating income declined 35.5% year-on-year, as a result of lower revenue growth in Brazil.
Operating margin (OI) was 6.8% for the first nine months of 2011, compared with 7.7% a year ago. The above mentioned factors were reflected in the personnel expenses/income ratio, which rose 2.7 percentage points year-on-year during the third quarter of 2011; this left third quarter operating margin at 6.3% (-3.9 percentage points year-on-year).
CapEx to September totalled 87 million euros (+56.9% year-on-year).
At the end of September 2011, Atento had 152,529 employees, representing a year-on-year increase of 4.6%.

[1]	Organic growth assumes 2010 average exchange rates for the period and excludes hyperinflationary adjustments in both years.
NOTE:
The Americas includes Mexico, Argentina, Peru, Venezuela, Colombia, Chile, Central America, Puerto Rico, and the US. EMEAA includes Spain, Czech Republic, and Morocco. Given its high business volume, Brazil is considered a region.
January — September 2011 Results — TELEFÓNICA

ATENTO
CONSOLIDATED INCOME STATEMENT
Unaudited figures (Euros in millions)

	January - September				July - September
	2011	2010	% Chg		2011	2010	% Chg
Revenues	1,343	1,209	11.1		451	430	4.7
Operating expenses	(1,207)	(1,083)	11.5		(407)	(373)	9.0
Supplies	(69)	(68)	2.6		(21)	(24)	(10.5)
Personnel expenses	(945)	(848)	11.5		(320)	(294)	8.9
Subcontracts	(186)	(164)	13.6		(64)	(55)	16.4
Bad debt provision	(2)	(0)	n.m.		(1)	(0)	384.4
Taxes	(5)	(4)	27.8		(2)	(1)	38.5
Other net operating income (expense)	0	0	n.m.		(0)	(0)	n.m.
Gain (loss) on sale of fixed assets	(0)	(0)	n.m.		0	(0)	n.m.
Operating income before D&A (OIBDA)	136	126	8.0		43	56	(23.5)
OIBDA Margin	10.1%	10.4%	(0.3	p.p.)	9.6%	13.1%	(3.5	p.p.)
Depreciation and amortization	(45)	(32)	37.8		(15)	(13)	18.4
Operating income (OI)	91	93	(2.3)		28	44	(35.5)
OI Margin	6.8%	7.7%	(0.9 p.p.	)	6.3%	10.2%	(3.9 p.p.	)

Note:	2010 and 2011 reported figures include the hyperinflationary adjustments in Venezuela in both years.

-
As Atento leases buildings and equipment in the regions in which the Company conducts operations to serve its clients rather than purchase those buildings and equipment as some of its competitors do, Atento’s operating expenses, and OIBDA, are negatively affected when compared to competitors’, while Atento’s depreciation charges are positively affected. Consequently, OI would be the most comparable metric to follow.

January — September 2011 Results — TELEFÓNICA

ADDENDA
Key Holdings of the Telefónica Group detailed by regional business units
TELEFÓNICA ESPAÑA

% Stake
Telefónica de España (1)	100.0
Telefónica Móviles España (1)	100.0
Telyco	100.0
Telefónica Telecomunic. Públicas	100.0
T. Soluciones de Informatica y Comunicaciones de España	100.0
Acens Technologies	100.0
Iberbanda	100.0
Tuenti (2)	91.4

(1)	Company owned through Telefónica S.A.

(2)	Company owned through Telefónica Móviles España, S.A.U.
TELEFÓNICA LATINOAMÉRICA

% Stake
Telesp	73.9
Telefónica del Perú (1)	98.3
Telefónica de Argentina	100.0
Telefónica Chile (2)	97.9
Telefónica Telecom	52.0
T. Móviles Argentina	100.0
T. Móviles Perú	100.0
T. Móviles México (3)	100.0
Telefónica Móviles Chile	100.0
T. Móviles El Salvador	99.1
T. Móviles Guatemala	100.0
Telcel (Venezuela)	100.0
T. Móviles Colombia	100.0
Otecel (Ecuador)	100.0
T. Móviles Panamá	100.0
T. Móviles Uruguay	100.0
Telefonía Celular Nicaragua	100.0
Telefónica Costa Rica (3)	100.0

(1)	Latin American Cellular Holdings, B.V. owns 48.28%, Telefónica Internacional S.A. owns 49.9% and Telefónica S.A. owns 0.16%.

(2)	Telefónica Internacional de Chile Ltda. owns 44.89% and Inversiones Telefónica Internacional Holding Ltda. owns 53%.

(3)	Company owned through Telefónica S.A.
TELEFÓNICA EUROPE

% Stake
Telefónica Reino Unido	100.0
Telefónica Alemania (1)	100.0
Telefónica Irlanda	100.0
Be	100.0
T. Intern. Wholesale Serv. (TIWS) (2)	100.0
Jajah (Estados Unidos)	100.0
Tesco Mobile	50.0
Telefónica República Checa (1)	69.4
Telefónica Eslovaquia (3)	100.0

(1)	Company owned through Telefónica S.A.

(2)	Telefónica, S.A. owns 80.56%.

(3)	Company owned through T. Czech Republic.
OTHER STAKES

% Stake
Atento	100.0
Telefónica de Contenidos	100.0
Telco SpA (Italia) (1)	46.2
DTS, Distribuidora de Televisión Digital	22.0
Hispasat	13.2
Portugal Telecom	2.0
China Unicom (Hong Kong) Limited (CHINA)	9.6
ZON Multimedia (2)	5.4
BBVA	1.0
Amper	5.8

(1)
Telefónica holds an indirect stake of the ordinary share capital (with voting rights) of Telecom Italia through Telco of approximately 10.47%. If we take into account the saving shares (azioni di risparmio), which do not have voting rights, the indirect stake of Telefónica over Telecom Italia would be 7.20%.

(2)	Telefónica’s effective stake. Telefónica’s stake would be 5.46% if we exclude the minority interests.
January — September 2011 Results — TELEFÓNICA

ADDENDA
Significant Events
•	On 7 November 2011, Telefónica S.A. paid a dividend against unrestricted reserves of 0.77 euros per share, following approval by the General Meeting held on 18 May 2011.

•
On 5 September 2011, the Executive Commission of Telefónica’s Board of Directors approved a new organisational structure, embarking on a new era with eyes set on the medium and long term future with the aim of reinforcing its growth story, actively participating in the digital world and capturing the most of the opportunities afforded by its global scale and industrial alliances.

The main changes in the new organisational structure are as follows:
•
The creation of a new business unit, Telefónica Digital, headquartered in London with regional offices in Madrid, Sao Paulo, Silicon Valley and certain strategic hubs in Asia. Its mission will be to bolster Telefónica’s place in the digital world and leverage any growth opportunities arising in this environment, driving innovation, strengthening the product and service portfolio and maximising the advantages of its large customer base.

•	The streamlining and balancing of the business’ geographical mix based on stages of market development, leading to the configuration of two large blocks, Europe and Latin America.

•
The creation of a Global Resources operating unit designed to ensure the profitability and sustainability of the business by leveraging and unlocking economies of scale, as well as driving Telefónica’s transformation into a fully global company.

This new organisational structure will revolve around a nine-member Executive Committee, backed by a Transformation Committee composed of the company’s senior managers.
January — September 2011 Results — TELEFÓNICA

ADDENDA
Changes to the Perimeter
The main changes in the scope of consolidation during the first nine months of 2011 were as follows:
•
Pursuant to the Strategic Partnership Agreement signed up between Telefónica, S.A. and China Unicom on 23 January 2011, Telefónica, S.A. had increased its ownership stake in China Unicom by approximately 1.2% ($501 million) to stand at 9.6% at the end of the third quarter of 2011. The company continues to be accounted for by the equity method within the consolidated accounts of the Telefónica Group.

•
In February, Telefónica Costa Rica S.A., a Costa Rican company, was included in Telefónica’s consolidation perimeter under the full consolidation method following Telefónica, S.A’s purchase of 100% of its initial share capital for 2.2 million US dollars.

•
On 25 March, following approval by the respective Boards of Directors of the Brazilian companies Telecomunicaçoes de São Paulo, S.A. (“Telesp”) and Vivo Participações S.A. (“Vivo Part.”), the former has acquired 100% of the shares of the latter via a capital increase with an exchange ratio of 1.55 new Telesp shares for each Vivo share. Additionally, Telefónica now holds a direct and indirect share of 73.9% of Telesp’s share capital. Both companies are included in the Telefónica Group’s consolidation perimeter using the full consolidation method.

•
In April, the Spanish company, Wayra Investigación y Desarrollo, S.L. was established. The main objective of this initiative is to identify new Information and Communication Technology (ICT) talent in Spain and Latin America and to promote its development through full support and by providing entrepreneurs with the tools and funding they need. The company has been incorporated in Telefónica’s consolidation perimeter under the full consolidation method.

•
In the first half of the year and starting from 1 January 2011, Telesp has included the following companies in its consolidated financial statements under the full consolidation method: GTR Participações e Emprendimentos S.A., TVA Sul Paraná S.A., Lemontree S.A., and Comercial Cabo TV São Paulo S.A. Until last year, these companies were included in Telefónica’s consolidated financial statements under the equity method.

•
Following the Spanish Competition Commission’s approval in August of the acquisition of 100% of the share capital in Acens Technologies, S.L., this company was incorporated in September 2011 (retroactive effect since August 1st) in Telefónica’s consolidation perimeter under the full consolidation method.

•	In August, Telefónica de España, S.A.U. raised its stake in the Spanish company, Iberbanda, S.A. from 51% to 100%. This company is still accounted by the full consolidation method.
January — September 2011 Results — TELEFÓNICA

DISCLAIMER
Neither this presentation nor any of the information contained herein constitutes an offer of purchase, sale or exchange, nor a request for an offer of purchase, sale or exchange of securities, or any advice or recommendation with respect to such securities.
Finally, this document may contain summarized information or information that has not been audited. In this sense, this information is subject to, and must be read in conjunction with, all other publicly available information, including if it is necessary, any fuller disclosure document published by Telefónica.
Relaciones con Inversores
Distrito C — Ronda de la Comunicación s/n
28050 Madrid (España)
Teléfono: +34 91 482 87 00
Fax: +34 91 482 85 99
María García-Legaz (maria.garcialegaz@telefonica.es)
Isabel Beltrán (i.beltran@telefonica.es)
Pablo Eguirón (pablo.eguiron@telefonica.es)
ir@telefonica.es
www.telefonica.es/accionistaseinversores
January — September 2011 Results — TELEFÓNICA

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telefónica, S.A.
Date: November 11th, 2011	By:	/s/ Miguel Escrig Meliá
		Name:	Miguel Escrig Meliá
		Title:	Chief Financial Officer